Exhibit 4.12

-EXECUTION COPY-

EXCLUSIVE SALES REPRESENTATION, CO-PROMOTION

AND COOPERATION AGREEMENT

AGREEMENT (hereinafter also “the Agreement”) dated as of May 10th, 2004, by and between Given Imaging Ltd., a company incorporated under the laws of the State of Israel and having its principal place of business at 13 HaYetzira Street, Yoqneam 20692, Israel (hereinafter also “Given”), and Ethicon Endo-Surgery, Inc., 4545 Creek Road, Cincinnati, OH 45242-2839, an Ohio corporation, acting by and through its InScope Division (hereinafter also “EES”) (EES and Given hereinafter individually also “the Party” and together also “the Parties”).

RECITALS

WHEREAS, Given has pioneered the field of Capsule Endoscopy, has developed, manufactures and markets the Given Diagnostic System featuring the M2A® Capsule Endoscope, the only non-invasive method for direct visualization of the entire small intestine; and

WHEREAS, Given has completed development and clinical feasibility testing of the ECE, a new capsule endoscope, designed for visualizing the esophagus, and desires to appoint EES as its representative to promote the ECE and the Ancillary Products to hospitals, physicians, other health care professionals and patients; and

WHEREAS, EES, through its Inscope division, wishes to use its sales and marketing organization to promote the ECE and the Ancillary Products and wishes to act as a manufacturer’s representative on behalf of Given as more fully described below; and

WHEREAS, the Parties would like to cooperate, to the extent necessary and useful, to co-promote and market the Ancillary Products; and

WHEREAS, Given would maintain the primary responsibility for the ‘non-commercial’ aspects of the envisaged cooperation (including, without limitation, regulatory, R&D, manufacture, supply chain, invoicing, collection of claims) as well as for certain commercial functions (including, without limitation, capital sales, capital installation, and on-site system in-service); and

WHEREAS, EES would assume the primary responsibility for sales, marketing and promotion of the Product as well as for the reimbursement process (including, but not limited to, formal AMA and Medicare submissions, Medicare & non-Medicare payer negotiations).

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

CONFIDENTIAL TREATMENT REQUESTED. CONFIDENTIAL PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED AND HAVE BEEN SEPARATELY FILED WITH THE COMMISSION.

ARTICLE I

DEFINITIONS

“Affiliate” with respect to a Party shall mean any entity that directly or indirectly controls, is controlled by, or is under common control with such Party, and for such purpose “control” shall mean the possession, direct or indirect, of 50% or more of the voting power or beneficial interest in equity in the entity, whether through the ownership of voting securities, by contract or otherwise.

“Alliance Manager” shall mean a qualified manager to lead the activities contemplated by this Agreement from each Party’s side.

“Ancillary Product(s)” shall mean Workstation(s) and all and any other capital related goods that are peripheral or related to the ECE, including software incorporated therein, and required to record, transmit, display or otherwise facilitate the function of the ECE, including, without limitation, the Sensor Array, the Data Recorder Device and the Workstation, all as specified in Exhibit I (Ancillary Products).

“Authorized Distributor” shall mean any third party not owned or controlled by either Given (or its Affiliates) or by EES (or its Affiliates) and who takes title to the ECE before selling and delivering it to End Users.

“Capsule Endoscope” or “Capsule Endoscopy” shall mean ingestible, wireless (i.e., non-tethered), optical (including all spectrums of light) imaging device(s) for < * * * > in the alimentary tract and ancillary products thereof, excluding devices inserted through the anus that are capable of < * * * >.

“CMS Reimbursement” shall mean reimbursement set by The Center of Medicare and Medicaid Services, which is published in the Federal Register.

“CMS Reimbursement Code” shall mean a specific code to be used to identify the Products and the procedure, such as a specific CPT-4 code, APC, ICD-9 or G-code, with commensurate reimbursement.

“Contract Year” shall coincide with the calendar year. The first Contract Year starts on January 1, 2005, provided FDA Clearance is obtained by June 30, 2005. If FDA Clearance is obtained after June 30, 2005, the first Contract Year shall start on January 1, 2006.

“DSO” shall mean trade receivable at the end of a fiscal quarter divided by the End-User Sales during the same quarter, multiplied by 90.

“ECE” shall mean a capsule endoscope having one or more imagers (e.g., cameras) with an approximate imaging rate (frame rate) of seven (7) frames per second from

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< * * * > Omitted pursuant to a confidential treatment request. The confidential information has been separately filed with the SEC.

each imager, which has been cleared by the FDA or equivalent regulatory body for use in the esophagus only, as specified in Exhibit A (The ECE).

“Effective Date” shall mean the last day of signature of this Agreement by both Parties.

“End User” shall mean any medical professional or medical facility that purchases and/or administers the ECE.

“End-User Sales” shall mean sales to all un-Affiliated third parties purchasing ECE from Given or its Authorized Distributors for medical applications.

“FDA” shall mean the U.S. Food and Drug Administration.

“FDA Clearance” shall mean clearance by the FDA for marketing the ECE in the United States for visualizing disorders of the esophagus (including but not limited to esophagitis and Barrett’s esophagus).

“Field” shall mean esophagoscopy utilizing Given’s ECE and all Improved Versions, including but not limited to any device that is cleared for marketing by the FDA for visualizing disorders of the esophagus; it being specifically agreed and understood that any capsule which is not capable of providing substantially equivalent imaging of the esophagus to the ECE or not legally marketed in the United States for visualizing the esophagus, including the current M2A and any future capsule for visualizing parts of the alimentary tract other than the esophagus, are excluded from the Field. Notwithstanding the above, any future product of Given that will be cleared by the FDA for marketing in the U.S. for visualizing both the esophagus and other parts of the alimentary tract shall be subject to EES’ exclusive or co-exclusive rights specified in Section 2.09 of this Agreement.

“Floor Price” is defined as the minimum net dollars per each Product retained by Given after paying EES’ commission pursuant to Section 4.04.

“Given Know-How” shall mean all Know-How related to any and all Products, and/or any Ancillary Product, or any component thereof, that is not covered by the Given Patent Rights, but is necessary or useful in selling, commercializing and/or using any Product and/or any Ancillary Product, or any component thereof.

“Given Patent Rights” shall mean all Patent Right now or hereafter owned (solely or jointly) by or licensed to Given and related to the Field, including without limitation those patents and patent applications set forth in Exhibit 12.07.

“Given(’s) Technology” shall mean Given Patent Rights and Given Know-How.

“Improved Version” shall mean any new form of an existing ECE that incorporates modifications or updates in physical, performance or capacity characteristics (e.g., enhanced resolution, higher frame rates, improved transmission, quality or rate, additional imaging devices, improved software, etc.), as well as any upgrade to an existing ECE that results in it becoming an Improved Version, provided that it has the same basic intended use (per FDA label)

as the existing ECE; i.e., imaging of the esophagus. The Parties agree that the current M2A, as well as any future capsule which is not legally marketed in the U.S. for visualizing disorders of the esophagus only, is a different product and not an Improved Version and is not subject to this Agreement, except with respect to representations specifically mentioning the M2A.

The addition of any products other than Improved Versions to Exhibit A (The ECE) is contingent upon the Parties’ prior written consent.

“Initial Marketing Plan” shall be the initial marketing plan detailing material aspects of EES’ sales and marketing efforts (and estimated to cover the first 2 Contract Years), attached to this Agreement as Exhibit 2.03.

“Intellectual Property” or “Intellectual Property Rights” shall mean Patent Rights, trademarks, service marks, trade names, trade dress, copyrights, works of authorship and trade secrets, and any and all registrations and applications for all of the foregoing, and any and all other intellectual property and industrial property rights.

“Know-How” shall mean all know-how, trade secrets, inventions, data, processes, techniques, procedures, compositions, devices, methods, formulas, protocols and information, whether or not patentable, which are confidential, including, without limitation, those related to swallowable medical devices, optics, imaging, data transmitting and receiving, and data processing.

“Marketing Plan” shall mean the Initial Marketing Plan as amended from time to time in writing by the Parties. In case of an irreconcilable conflict between the Marketing Plan and this Agreement the content of this Agreement shall prevail.

“M2A” shall mean Given’s current capsule endoscope marketed for visualizing disorders of the small intestine, and any future iterations thereof, always provided such endoscope or its iteration is not capable of providing visualization of the esophagus in a non-tethered manner substantially equivalent to the ECE.

“Patent Rights” shall mean all rights under patents and patent applications of any country of the world, and any and all patents issuing therefrom (including utility, utility model and design patents and certificates of invention), together with any and all substitutions, extensions (including supplemental protection certificates), registrations, confirmations, reissues, divisionals, continuations, continuations-in-part, re-examinations, renewals and foreign counterparts of the foregoing.

“Product(s)” shall mean all and any ECE as well as any Improved Version of them.

“Qualified Lead” shall mean name, address and contact information of a prospective purchaser of the Given Diagnostic System (a system developed, marketed and sold by Given to enable the viewing of video generated by capsule endoscope, consisting of a computer workstation with Given’s proprietary software and a mobile recording kit), as defined in the Marketing Plan.

“Regulatory Approval” shall mean, with respect to any country and any Product, the filing for and receipt of all approvals (including but not limited to, approvals of product labeling), licenses, permits, registrations and authorizations of all regulatory agencies and other governmental entities necessary for the lawful making, marketing, promotion, sale, use, importation and transport, as such activities are contemplated by this Agreement, of such Product (as the case may be) in such country.

“Regulatory Filings” shall mean any regulatory filings applicable to a Product that are necessary in order to obtain Regulatory Approval for such Product.

“Sales FTE” shall mean full time equivalent of a sales representative. By way of example, < * * * > FTEs can mean < * * * > sales representatives who are 100% dedicated to the project or < * * * > sales representatives who are each 30% dedicated to the project. A sales representative who is less than 20% dedicated shall not be counted.

“Selling Price” (“SP”) shall mean gross selling price per Product to the End User, as authorized by EES, in accordance with Section 4.02, as invoiced by Given.

“Term” shall mean the term of this agreement, subject to termination pursuant to the provisions of this Agreement, and consisting of an “Exclusive Period” (as defined in Section 4.04) during which EES maintains sole and exclusive rights to soliciting commercial sales of the Technology in the Field and a “Co-Exclusive Period” (as defined in Section 4.04) during which EES and Given shall be sharing such rights.

“Territory” shall mean all geographic regions where EES has rights to promote the Products and Ancillary Products and acts as the manufacturer’s representative on behalf of Given in accordance with Section 2.08.

“Valid Order” shall mean an order processed in accordance with the procedure established between each Party’s Alliance Manager which is compatible with each Party’s ordering processes.

“Workstation” shall mean a computer workstation with Given’s proprietary software (currently the RapidTM Workstation).

ARTICLE II

EES AS GIVEN’S SALES REPRESENTATIVE

Section 2.01. Appointment. Given hereby appoints EES as its exclusive (even to the exclusion of Given, except as permitted under the Marketing Plan and except for other activities, incidental to Given’s selling and marketing activities of products other than the Products, and subject always to EES’ right to commissions on all sales of all Products) representative for the purpose of soliciting purchases of the Products throughout the Territory

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< * * * > Omitted pursuant to a confidential treatment request. The confidential information has been separately filed with the SEC.

during the Exclusive Period, and co-exclusively (with Given) for such purpose throughout the Territory during the Co-Exclusive Period. In addition, Given hereby appoints EES as its nonexclusive representative for collaborating with Given in soliciting purchases of the Ancillary Products throughout the Territory in the manner described in this Agreement. The relationship established hereby is that of independent contractors and not that of principal and agent.

Section 2.02. Authority of EES. EES shall have the right to submit orders for Products on behalf of End Users to Given on forms supplied by Given for that purpose, or by such other means as the Parties may agree. EES shall have no authority (i) to accept such orders, (ii) to amend or modify to any extent such terms of sale or payment as Given may from time to time establish, (iii) to make any representation, warranty or agreement in the name or on behalf of Given with respect to any matter except for those expressly made by Given in this Agreement, or (iv) to make any statement or representation relating to a Product or an Ancillary Product, that is inconsistent with labeling and training provided or approved by Given, or (v) to market or sell the Products or any Ancillary Products outside of the Territory without Given’s prior written consent, or (vi) to market and sell any Given product except those authorized under the Agreement. Contracts for the sale of Products and Ancillary Products shall be formed between Given on the one hand and End Users or other customers on the other hand.

Section 2.03. Meetings. (a) The Parties shall meet with such frequency as they may mutually agree, but not less frequently than quarterly in 2005, and semi-annually in 2006 and thereafter. At least once per year, there shall be an annual commercial planning meeting (each, an “Annual Commercial Planning Meeting”), to discuss commercial plans as well as marketing, sales, quality, regulatory, operational, technical, development and other issues related to Products covered by this Agreement, and such other matters as they shall determine to be useful to advance the goals of this Agreement. Attendees of at least one of such meetings per year shall include at least each Party’s Alliance Manager and their immediate supervisors. The most senior marketing officer of Given and EES’s InScope Division shall attend at least one meeting per year. EES and Given will jointly update and amend the Initial Marketing Plan during the first alliance meeting each year, to cover the following two years. It is understood that while having to consider Givens’ input in good faith, EES has the sole and ultimate decision making power with regard to all marketing and commercial activities; provided, that promotional material and marketing activities that could adversely impact Given’s other products will have to be mutually agreed upon between the Parties; and, provided, further that all elements set forth in the Marketing Plan are adequately budgeted for.

(b)               During such Annual Commercial Planning Meeting, EES has the right to provide Given with input on product features and design enhancements or changes. It is understood that while having to consider EES’ input in good faith, Given has the sole and ultimate decision making power with regard to product development.

(c)               EES shall be committed to execute the material elements of the Marketing Plan but shall have discretion in moving resources between activities.

Section 2.04. Sales and Training Costs. Subject to Section 2.05, EES shall be responsible for all its costs and expenses in carrying out its activities under this Agreement, including without limitation, promotional, marketing and training activities with respect to the

Products, all travel expenses (including meals and lodging) of its employees and officers, in connection with the training of such persons at the facilities of Given and elsewhere, related to the Products.

Section 2.05. Promotional Materials; Claims. (a) EES shall develop marketing and promotional materials for the ECE, which shall be subject to approval by Given’s Regulatory Department, unless using only language that was previously approved by Given. Where Given has existing promotional materials that may be used to mutually promote Capsule Endoscopy, Given shall provide those materials and any electronic versions of images used therein at their variable production or duplication costs. EES shall not be obligated to use any particular promotional materials. Each Party will maintain procedures for its development, approval, control and distribution of promotional materials relating to the Products.

(b)               Given shall coordinate Regulatory Approvals to ensure that, prior to the launch of any Product in any given country within the Territory, such Product has been approved (to the extent legally required) for marketing and sale in the Field in such country and any required localization or local registration of the Products has been completed. For purposes of this Agreement, “localization” of Products shall mean the translation of software, operator’s manuals, service manuals, and any other Product specific documentation to one of the languages specified in Exhibit 2.05(b) and to any other language which the Parties may deem necessary, and the application to Product labeling of any markings (such as the CE mark for example) that may be required to obtain local registration within 12 months from the Parties’ agreement to keep such country in the Territory.

Section 2.06. Additional Obligations. (a) Within 30 days from the Effective Date, both Parties will each appoint an Alliance Manager to act as project manager and as the primary point of contact with the other Party’s Alliance Manager. Both Alliance Managers shall routinely meet and Given’s Alliance Manager shall be prepared to reside at EES’ head offices for extended periods of time for the first two Contract Years and remain readily available thereafter, all upon EES’ reasonable request.

(b)               As long as this Agreement is in full force and effect in its entirety and subject to the Failure to Supply provisions in Section 16.02 of this Agreement, EES commits to allocate, during the Exclusive Period, at least < * * * > Sales FTEs as well as appropriate sales management support to the sales and marketing activities contemplated by this Agreement. Failure to maintain the < * * * > FTE shall be considered a material breach of this Agreement within the meaning of Section 14.05 below. EES intends to split territories when they reach approximately $< * * * > in capsule sales (denominated in 2004 dollars), provided, in EES’ reasonable judgment, sufficient potential volume exists to establish an additional territory in an already existing geographic market. During the Co-Exclusive Period EES’ commitment to < * * * > FTEs shall be proportionally reduced relative to the reduction in the commission paid to EES under Section 4.04. By way of example, a reduction in commission from 50% to 40% will correspond to a reduction of 20% in the FTEs from < * * * > to < * * * >.

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< * * * > Omitted pursuant to a confidential treatment request. The confidential information has been separately filed with the SEC.

(c)               EES shall, on a quarterly basis, provide Given with reports on its sales and marketing activities relative to the Marketing Plan, presented at the Annual Commercial Planning Meeting. EES shall respond in writing to specific questions which Given may reasonably raise through its Alliance Manager.

(d)               Given and/or its designated representative shall be permitted to conduct periodic audits of EES’ records (not to exceed once in any calendar year except for emergencies or for reexamination to validate that corrective action has been taken and successfully completed), upon reasonable notice, to ensure EES’ compliance with its undertakings under this Agreement.

Such audits shall be conducted during normal business hours at agreed upon times and dates. Given shall be responsible for its (or its designee’s) expenses incurred in conducting such audits. Within 30 days of receiving the report of any such audit, EES will respond to all observations contained in such report. EES will use its commercially reasonable efforts to correct, as soon as reasonably practicable, any deficiencies documented by Given as a result of such audits to the extent (a) EES concurs with such findings or (b) any such deficiencies constitute noncompliance with this Agreement.

(e)               The Parties shall co-promote each other’s fields (e.g. Given to promote ECE and EES to promote small bowel & future applications of Capsule Endoscopy) pursuant to the Marketing Plan, and shall not otherwise promote, sell, or represent products of the other Party not duly authorized pursuant to the terms of this Agreement.

(f)                EES shall have responsibility for, and shall undertake reasonable efforts to (i) establish, with the help of its Reimbursement Services Department, favorable CMS and non-Medicare reimbursement for the Products in the United States as well as (ii) obtain reimbursement in other countries and jurisdictions in the Territory, all pursuant to the Marketing Plan.

(g)               As long as this Agreement is in full force and effect in its entirety, Given shall exercise reasonable efforts to maintain an adequate sales and work force to support the activities contemplated by this Agreement pursuant to the Marketing Plan.

(h)               Given shall make available to EES all customer lists which EES may reasonably request in order to optimize its performance under this Agreement, save to the extent prohibited by applicable law.

(i)                EES shall use its reasonable efforts, experience and resources to develop the market and promote the sales of the Products in the Territory, during the term of this Agreement, with an aim to enhance sales and revenues of the Parties from this opportunity.

(j)                EES and Given will collaborate in the sales of Ancillary Products, pursuant to the Marketing Plan.

Section 2.07. Other Activities. Given expressly understands, acknowledges and agrees that EES and its Affiliates are currently involved in, and in the future may freely evaluate, pursue and/or become involved in the research, development, manufacture and commercialization of other business opportunities and products in the area of visualization, diagnosis and/or treatment of tissue in the alimentary canal (by way of example but without limitation: flexible endoscopy; advanced non-optical diagnosis e.g., via radiation, x-ray, computer tomography, magnetic resonance imaging; or other) some of which business opportunities and products may be directed at the same market in which Capsule Endoscopy is operating and may therefore be perceived as alternatives or substitutes to Capsule Endoscopy. Such understanding, acknowledgment and agreement by Given shall in no way limit, impair or invalidate EES’ specific covenant provided in Section 15.01 of this Agreement, the provisions of which shall supersede the provisions of this Section 2.07 if there were a conflict between Section 15.01 and this Section 2.07.

Section 2.08. Territory. As of the Effective Date, the Territory shall consist of the entire world, except for Japan. As early as practicable, but no later than < * * * >, EES shall communicate to Given which countries it wants to drop from the Territory (EES shall exercise reasonable efforts to notify Given by < * * * >, for which countries it does not see a viable opportunity under this Agreement). For all remaining countries (outside of the United States, which is already covered pursuant to this Agreement) the Parties shall agree, through good faith negotiations, on the revenue splits and basic marketing concepts (to include at least ECE pricing range, floor pricing, distribution channel, promotion strategy, number of FTEs and foreign currency treatment) by < * * * > and EES shall implement such marketing concepts and commence its activity as Given’s exclusive representative by < * * * >, to the extent Given will be ready pursuant to Section 3.01 to allow EES to carry out such activities; or, if regulatory clearance is not yet granted at such time, promptly after such regulatory clearance is granted. If no agreement is reached between the Parties by < * * * > with respect to some or all of such countries, such countries shall be dropped from the Territory.

Section 2.09. Multi-Use Products; Anti-Cannibalization. (a) If during the Term, Given sells, distributes, markets or promotes, in the Territory, any product other than the Product, which product offers substantially equivalent (or better) capabilities for viewing the esophagus as the Product (any such product a “Multi-Use product”) and if EES can show evidence that a Multi-Use product is used in the esophageal endoscopy market more than in isolated, sporadic cases, then Given shall (i) promptly adjust its pricing strategy so as to ensure that any such Multi-Use product is sold for at least < * * * > % of the Selling Price; and (ii) promptly offer EES to upgrade the Products to match the technical and performance capabilities (such as frame rate, resolution etc.) of the Multi-Use product, while maintaining the basic characteristics of the Product as a capsule for esophageal endoscopy. Given shall inform and consult with EES in good time before any planned market launch of a product which might reasonably be expected to become a Multi-Use product.

(b)               If the Parties agree that the proposed product could provide substantially equivalent results to the ECE and might reasonably be expected to become a Multi-Use Product: Within thirty (30) days of Given receiving the evidence cited in paragraph (a) above from EES, Given shall appoint EES, at Given’s discretion, either (i) as its exclusive representative for the remainder of the Exclusive Period and as its co-exclusive representative (i.e., together with Given) for the Co-Exclusive Period, or (ii) as its co-exclusive representative (i.e., together with

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< * * * > Omitted pursuant to a confidential treatment request. The confidential information has been separately filed with the SEC.

Given) for the remainder of the Term; for the Multi-Use product under the terms of this Agreement as far as applicable, provided, however, that with respect to the exploitation of the Multi-Use product during the Exclusive Period EES’ commission shall be as detailed in Section 4.04 of this Agreement. Failure to appoint shall be deemed as an appointment of EES as Given’s exclusive representative for the Multi-Use products. In case Given appoints EES as its co-exclusive representative for the Multi-Use Product, the Parties shall share in commercial efforts (including but not limited to direct sales, marketing and promotional activities) and shall share in the expenses per an agreed upon budget which shall be prepared, in good faith, by the Parties.

(c)               If Given’s launch of a Multi-Use product is prompted by competition in the market, the Parties shall negotiate terms which may reflect their interests more closely. If no other arrangement can be reached the solution outlined in paragraph (b) above shall apply.

ARTICLE III

REGULATORY APPROVALS; INVENTIONS; INFRINGEMENTS

Section 3.01. Regulatory Approvals. (a) For Products. Subject to paragraph (b) below, and to Section 2.08 above, Given shall use all reasonable efforts to obtain Regulatory Approvals of the Product, to the extent such Regulatory Approvals may be required, in the Territory at the earliest possible opportunity based on the development of Product. With respect to such filings, Given shall be responsible for all activities in connection with the Regulatory Approvals for the Products required for use in the Field in such countries, including without limitation, preparing Regulatory Filings, and communicating and preparing and filing all required reports with the FDA and other relevant regulatory agencies. With respect to Regulatory Approvals, Given shall pay all fees and expenses associated with obtaining and maintaining such Products’ Regulatory Approvals including, without limitation, (1) any changes made to such Products and (2) any establishment license fees of Given which must be paid with respect to facilities used in the manufacture of such Products.

(b)               With respect to all Regulatory Approvals that Given is required to obtain pursuant to paragraph (a) above, EES shall provide Given all assistance and information as shall reasonably be necessary for Given to obtain such Product Regulatory Approvals. EES represents and warrants to Given that all information supplied by EES to Given in connection with or in support of any Product Regulatory Filing or Product Regulatory Approval is and EES covenants that all such information shall be accurate and complete and shall have been obtained in compliance with all applicable laws and regulations, and EES hereby gives Given permission to use and cross-reference any such information in connection with any Product Regulatory Filing. Given shall be responsible for filing with the FDA and other applicable regulatory agencies all required Product listings and all required establishment registrations for facilities used in the manufacture of Products.

Section 3.02. (i) Ownership of Intellectual Property. (a) Given and its Affiliates shall solely own all right, title and interest in all Intellectual Property in any idea, invention, improvement, or discovery (including, without limitation, all Patent Rights first conceived and reduced to practice therein) made solely by an employee, subcontractor, consultant or agent of Given and its Affiliates (as applicable) in performance under this Agreement.

(b)               EES and its Affiliates shall solely own all right, title and interest in all Intellectual Property in any idea, invention, improvement, or discovery (including, without limitation, all Patent Rights first conceived and reduced to practice therein) made solely by an employee, subcontractor, consultant or agent of EES and its Affiliates (as applicable) in performance under this Agreement.

(c)               The Parties and/or their respective Affiliates (as applicable) shall jointly own Intellectual Property in any idea, invention, improvement, or discovery (including, without limitation, all Patent Rights first conceived and reduced to practice therein) jointly made by employees, subcontractors, consultants or agents of Given and EES in performance under this Agreement (“Agreement Joint Patent Rights”). Agreement Joint Patent Rights shall be determined hereunder as set forth in Title 35 of the United States Code and as interpreted by relevant case law.

(d)               EES agrees to grant and hereby grants and EES undertakes to cause its Affiliates to grant to Given and its Affiliates, a royalty free, fully paid up, sublicensable, worldwide, perpetual and irrevocable license to Intellectual Property (including Patent Rights) directed to (“directed to” as defined in Section 3.02 (i) (f)) Capsule Endoscopy set forth in either Section 3.02(i)(b) or 3.02(i)(c) made by EES or Involved Persons, to make, have made, use, offer for sale, sell, import, export, and otherwise practice and enjoy any product, process and method used in Capsule Endoscopy. This license shall be exclusive (exclusive even as to EES and EES’ Affiliates) during the Term of this Agreement, and this license shall become non-exclusive under the same terms upon any termination or expiration of this Agreement. The exclusive license (but not the non-exclusive license) shall include and provide Given the right to enforce such Intellectual Property with respect to third party products, processes and methods used in Capsule Endoscopy, subject to EES’ rights under Section 3.03 if Given chooses not to enforce.

(e)               EES undertakes to cause its Affiliates to grant to Given and its Affiliates full immunity from any suit, action, or any other judicial procedure to Patent Rights directed to Capsule Endoscopy set forth in Section 3.02(i)(b) (such immunity is not required under Section 3.02(i)(c) because of Given and its Affiliates ownership rights thereunder) made by non-Involved Persons, to make, have made, use, offer for sale, sell, import, export, and otherwise practice and enjoy any product, process and method used in Capsule Endoscopy.

This immunity from suit shall terminate upon termination or expiration of this agreement and shall be replaced, at Given’s discretion, by a royalty bearing non exclusive license under similar terms to the non-exclusive license under Section 3.02(i)(d) above, such royalties shall be reasonable royalties to be negotiated in good faith by the Parties.

This immunity to the non-Involved Person Patent Rights shall apply only to the claim(s) of such Patent Right that comprises all of the following claim elements, whether recited in the preamble or the body of the claim:

(i)                An ingestible, wireless (i.e., non tethered), optical (including all spectrums of light) imaging device for diagnostic < * * * > application in the alimentary tract; or

(ii)               an ancillary device for receiving, processing or displaying information from an ingestible wireless (i.e., non tethered), optical (including all spectrums of light) imaging device for diagnostic < * * * > application in the alimentary tract (with the understanding that the exact language starting at “an ingestible” and ending in “tract” may not appear in the claim language, but that the scope of such claim language for “an ancillary device” is limited for use in Capsule Endoscopy).

(f)                In the event that any Intellectual Property under sections 3.02(i)(b) and 3.02(i)(c) is directed to both Capsule Endoscopy and another field, it shall be included under the licenses granted to Given and its Affiliates under sections 3.02(i)(d) above. A Patent Right will be considered directed to Capsule Endoscopy if the Patent Right includes subject matter disclosing Capsule Endoscopy. For example, a Patent Right disclosing a Capsule Endoscope with < * * * > will be considered directed to Capsule Endoscopy while a Patent Right disclosing only < * * * > will not be considered to be directed to Capsule Endoscopy. Other Intellectual Property, other than Patent Rights, will be considered directed to Capsule Endoscopy if such other Intellectual Property is developed specifically for Capsule Endoscopy.

(g)               EES shall promptly disclose and describe to Given all EES Intellectual Property directed to Capsule Endoscopy (and in the case of a Patent Right after filing a patent application therefor), and Given agrees to treat and maintain such disclosure and description as confidential under the terms of this Agreement except if Given independently made such Intellectual Property prior to disclosure by EES. EES shall provide Given with such other relevant information related to such EES inventions directed to Capsule Endoscopy as may be reasonably requested by Given.

(h)               Each Party, at no expense to the other Party, will cause its employees, subcontractors, consultants, and agents to execute all papers, instruments, and/or agreements as is necessary to preserve, prosecute, and maintain Intellectual Property rights (including Patent Rights) and to effectuate the licensing and ownership of Intellectual Property as set forth in this Agreement.

(i)                For the avoidance of doubt, and notwithstanding any ownership or license right granted under the terms of this Agreement, each party (“the Grantor”) hereby grants the other party and its Affiliates (“the Grantee”) full immunity from any suit, action, or any other judicial procedure in performance under this Agreement under any Grantor Intellectual Property (now or hereafter owned or licensed by Grantor). For the avoidance of doubt, this immunity from suit shall not apply to EES and its Affiliates in case of a breach of a noncompete obligation under Article XV, but shall remain and survive termination in case of Given’s insolvency.

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< * * * > Omitted pursuant to a confidential treatment request. The confidential information has been separately filed with the SEC.

Notwithstanding this immunity from suit, nothing in this paragraph 3.02(i)(i) grants Given the right to practice any EES Affiliate’s Patent Rights in any Product or Ancillary Product without prior written consent from EES’ Alliance Manager.

(j)                For the avoidance of doubt, unless expressly set forth above, no license or ownership in any Intellectual Property is granted by one Party and its Affiliates to the other Party and its Affiliates.

(ii). Maintenance and Prosecution of Patent Rights. (a) Given shall, at its sole discretion, prosecute and maintain any Patent Rights solely owned by Given under section 3.02(i)(a) of this Agreement, and at Given’s sole expense. In the event Given desires to cease prosecution or maintenance of Patent Rights in a specific country, it shall first give written notice to EES in writing with respect to such Patent Right. At EES’ request, Given shall continue to prosecute and maintain such Patent Rights at EES’ expense.

(b)               EES shall, at its sole discretion, prosecute and maintain any Patent Rights solely owned by EES under Section 3.02(i)(b) of this Agreement, and at Given’s sole expense. In the event EES desires to cease prosecution or maintenance of Patent Rights in a specific country it shall first give written notice to Given in writing with respect to such Patent Right. At Given’s request, EES shall continue to prosecute and maintain such Patent Rights at Given’s expense.

(c)               Given shall be responsible for prosecuting and maintaining Agreement Joint Patent Rights under Section 3.02(i)(c), and Given and EES shall share equally all costs and expenses of such prosecution and maintenance. Given shall provide EES with copies of all correspondence to and from the patent offices related to Agreement Joint Patent Rights, and provide EES a chance to comment on any such correspondence, provided that all final decisions with respect to such prosecution shall rest solely with Given. In the event EES shall at any time, at EES’ sole discretion, determine that it is no longer in EES’ interest to jointly fund any such prosecution or maintenance, then upon EES’ assignment of EES’ rights in such Patent or Patent Application to Given, EES shall have no further responsibility to fund prosecution or maintenance of such Agreement Joint Patent Rights, nor shall it have any right or title therein. In the event that Given desires to cease prosecution or maintenance of such Agreement Joint Patent Rights, it shall first give written notice to EES in writing with respect to such Agreement Joint Patent Rights, provide EES an opportunity to continue such prosecution and maintenance at EES’ sole expense prior to abandonment or lapse of such Agreement Joint Patent Rights, and assign all of its rights in such Patent Rights to EES without charge, at which point Given shall have no further responsibility to fund prosecution or maintenance of such Agreement Joint Patent Rights, nor shall it have any right or title therein.

(d)               For the avoidance of doubt, nothing in this Section 3.02(ii) regarding prosecution and maintenance of Patent Rights shall affect the licenses and immunities granted under Section 3.02 (i) above.

Section 3.03. Infringement by Third Parties.

(a)               Notice. Each of Given and EES shall promptly notify the other in writing of any alleged or threatened infringement by a product in the Field of any patent included in Patent Rights and of any other Intellectual Property included in Given Patent Rights or acquired by either Party under this Agreement and related to the Field (“Third Party IP Infringement”) of which they become aware. Both parties shall cooperate with each other to terminate such infringement without litigation in accordance with subsections 3.03(b) and 3.03(c) below.

(b)               Control. Given shall have the right, but not the obligation, to settle such Third Party IP Infringement or bring and control any action or proceeding related to Third Party IP Infringement, at its own expense and by counsel of its own choice, and EES shall have the right to be represented in any such action at its own expense and by counsel of its own choice. In the event Given settles such Third Party IP Infringement before litigation or brings an action related to Third Party IP Infringement, any recovery realized as a result thereof shall belong to Given.

(c)               Control if Given Does Not Enforce. In the event that Given does not exercise its right under subsection 3.03(b) above within six (6) months from delivery of a notice to or by EES pursuant to subsection 3.03(a) above, then Given shall notify EES of such decision and EES shall have the right, but not the obligation, to settle such Third Party IP Infringement or bring and control any action or proceeding related to Third Party IP Infringement at its own expense and by counsel of its own choice, and Given shall have the right to be represented in any such action, at its own expense subject to reimbursement as set forth below, and by counsel of its own choice. Given agrees to grant and hereby grants to EES, as of the day an action related to Third Party IP Infringement is brought by EES, an exclusive, non sublicenseable, non transferable license limited to the right to bring such action related to Third Party IP Infringement solely under Given Patent Rights and not for any other Given Intellectual Property, such exclusive license being limited and restricted in scope solely to provide EES with standing to bring and control such action or proceeding and shall terminate and expire immediately upon completion or settlement of such proceeding. In the event EES brings such action, any recovery realized as a result of such litigation, after reimbursement of any and all litigation costs, including attorney’s fees of Given and EES, shall be evenly divided by the Parties. EES agrees not to settle such action without obtaining the written consent of Given which consent shall not be unreasonably withheld, and shall indemnify and hold harmless the Given Indemnified Persons (as defined in Section 9.02) against any and all Damages (as defined is Section 9.01), related to Third Party IP Infringement, including, without limitation, any counter-claim against Given by the defendant. Except for the indemnification obligations set forth above, EES shall incur no liability to Given as a consequence of such litigation, the conduct of such litigation, or any unfavorable decision resulting from it, including any decision holding any of the Given Patent Rights invalid or unenforceable.

Section 3.04. Indemnification Obligation remains intact. Nothing in this Article III shall be construed as reducing or replacing any obligation of either Party as set forth in Article IX below.

Section 3.05. Given Intellectual Property remains intact. For the removal of doubt, nothing in this Agreement shall limit Given’s rights, or impose any obligation on Given, in enforcing its Intellectual Property other than with respect to Third Party IP Infringement as set forth in Section 3.03 above.

ARTICLE IV

FORECASTS; ORDERS; DELIVERY; PRICE; REPORTING; COMMISSIONS

Section 4.01. (a) Forecast. Starting 30 days after FDA Clearance, EES will provide Given, using reasonable business judgment, with an < * * * > rolling forecast of which (i) the first < * * * > will be in < * * * > increments and shall be updated < * * * > by EES, and (ii) the subsequent < * * * > will be in < * * * > increments, and shall be updated < * * * > by EES (as updated, the “Forecast”). Each < * * * > Forecast, as last updated not later than < * * * > prior to the beginning of < * * * > shall be considered binding and therefore be subject to paragraph (d) below (Payment for Unfulfilled Forecast) (the “Binding Quantity”). No Forecast shall exceed the actual or planned capacity (pursuant to paragraph 4.01(c) below) for the period covered by the Forecast.

(b)               Increase of Forecast. Subject to the capacity restrictions, EES may increase Forecast for any given < * * * > by not more than < * * * > %, and for any given < * * *  > period, by not more than < * * * >%, in each case with a minimum of one-month’s notice prior to the period to which the increase relates.

(c)               Increase in Capacity. Upon FDA Clearance, but not before October 1, 2004, Given shall have a capacity of < * * * > units of ECE per month. Any increase requested by EES requires a minimum notice of < * * * > (which may be provided by way of submitting the Forecast), and shall each be in increments of < * * * > units per month. The Parties will jointly discuss and agree on manufacturing capacity planning as part of the Marketing Plan.

(d)               Payment for Unfulfilled Forecast. Subject to Failure to Supply as specified in Section 16.02 of this Agreement: If Valid Orders for ECE units received in any calendar quarter amount to less than < * * * > % of the Binding Quantity, then EES shall pay Given $< * * * > per ECE unit shortfall from the Binding Quantity within 60 days from the end of such quarter.

(e)               Given agrees to accept, fill and ship directly to the End User, each Valid Order within the Forecast transmitted by EES or one of its Affiliates on behalf of an End User, or received directly from an End User that agrees that Given’s then-current standard terms and conditions shall apply to such order. Given can refuse to accept orders based on its credit policy, as it is applied to all of Given’s customers equally, or if such order is extraordinary in size (taking into account the nature of the transaction and the identity of the customer involved) both as determined by Given in its discretion based on reasonable business judgment. EES’ Alliance

_________________________

< * * * > Omitted pursuant to a confidential treatment request. The confidential information has been separately filed with the SEC.

Manager and/or the responsible sales representative will be promptly notified of any order which is rejected and not subsequently resolved with the customer.

Notwithstanding this or any other provision in this Agreement, in no event shall EES be deemed a guarantor of, or otherwise be liable for, payments due for any Products ordered by or shipped to customers solicited by EES.

Given agrees that its terms and conditions (except for the price) shall at all times be at least as favorable to the End User or other customer as the terms (except for price) Given offers to End Users for Given’s other marketed products.

(f)                Notification of Backorder. Given will immediately notify EES’ Alliance Manager if it is in a backorder status, and unable to ship ECE orders.

(g)               After the Products have been delivered to a customer, Given will be responsible for billing and collecting from the customer in its usual manner. All Valid Orders forwarded to Given hereunder shall specify the Product, format and quantity ordered, the customer’s shipping instructions and the required delivery date.

(h)               Notwithstanding paragraph (g) above, Given shall make reasonable commercial efforts to ship orders to End User customers no later than five business days after receiving a Valid Order, unless the End User stipulates a later delivery date.

Section 4.02. Price. (a) Prices for Products to be quoted by EES to End Users shall be the responsibility of EES. The Parties agree on a < * * * > $< * * * > US and $< * * * > US (the “< * * * >”). Subject to paragraph (b) below, the initial Selling Price of the ECE at launch shall be $450.

(b)               If EES wishes to vary the pricing from $450 per capsule, the Given team (including the CEO) will be involved with the EES team (including the most senior InScope Marketing Manager) in a detailed pricing discussion to review and discuss the market research data together before EES makes a final decision, as set forth in the Marketing Plan, it being agreed that the final decision as to the price shall be EES’, provided < * * * >.

(c)               Given will maintain pricing authority over all Ancillary Products and EES will be notified prior to any pricing change thereof.

Section 4.03. Reporting. (a) No later than October 1st, 2004 (provided FDA Clearance was obtained, otherwise within 30 days within FDA Clearance), Given shall be capable of providing EES with daily electronic feeds of Product sales, including orders and shipments. Within 10 business days following the end of each month, Given shall provide EES with a detailed report outlining shipments, broken down by End User, for the month just ending, in accordance with the model attached as Exhibit 4.03. a - 1. Such monthly reports will contain at least the following information: a) Given unique customer identification number; b) End User customer name, address, city, state, and zip code (provided it is a new account); c) Product Code

_________________________

< * * * > Omitted pursuant to a confidential treatment request. The confidential information has been separately filed with the SEC.

and description; d) Selling unit of measure; e) Quantity sold per day; and f) Indication of positive or negative transaction (e.g., resulting from credit or return, etc., without specifying the nature of the transaction). The parties shall work together to establish compatibility with their respective reporting systems to enable automated electronic reporting. EES shall acquire and maintain at its expense any necessary software license to receive such report(s). It is hereby agreed and understood that the daily and monthly reports to be provided by Given to EES under this Section 4.03 are automated and as such may be subject to mistakes or error, and shall be provided to EES for convenience only, prior to their audit or review by Given.

(b)               EES may hire a mutually-agreed-upon third party, from the “big four” accounting firms, to audit the quantities, data and other information to be reported by Given under this Section 4.03, upon reasonable notice, during normal business hours to verify the information. Given will provide access to all relevant records and cooperate with such third party auditor. Given may reasonably require the auditor to enter into an appropriate confidentiality undertaking to the extent necessary to protect Given’s confidential information. If the variance from the audit exceeds 10% of reported data, Given shall be responsible for all the cost of the audit. If the variance is less than 10%, EES will be responsible for the cost of the audit.

Section 4.04. Commissions/Compensation. (a) EES shall be entitled to the following commissions by way of a percentage of the Selling Price (with the Floor Price per ECE being at least $< * * * > (US) charged on all Products in the Territory and irrespective of whether the underlying orders were solicited by EES or not:

		ECE Commissions	Multi-Use Commissions
			Exclusive	Co-exclusive
Contract Years	1-11	50%	40%	35%
Contract Years	12	45%	35%	30%
Contract Years	13	40%	30%	25%
Contract Years	14	35%	25%	25%
Contract Years	15	30%	25%	25%
Thereafter		0%	0%	0%

Years 1-11 are referred to in this Agreement as the “Exclusive Period” and Years 12-15 are referred to in this Agreement as the “Co-Exclusive Period”.

(b)               Notwithstanding Section 4.04(a) above, in the event that (i) EES fails to achieve < * * * >% of End-User Sales, year over year during Contract Years < * * * > through < * * * > (starting by achieving in Contract Year < * * * > < * * * >% of Contract Year < * * * > End-User Sales), and (ii) EES fails to achieve $< * * * > in End-User Sales in Contract Year < * * * > then the commission scheme in Contract Years 9-15 shall be as follows:

_________________________

< * * * > Omitted pursuant to a confidential treatment request. The confidential information has been separately filed with the SEC.

		ECE Commissions	Multi-Use Commissions
			Exclusive	Co-exclusive
Contract Years	1-8	50%	40%	35%
Contract Years	9	45%	35%	30%
Contract Years	10	45%	35%	30%
Contract Years	11	45%	35%	30%
Contract Years	12	40%	30%	25%
Contract Years	13	35%	25%	25%
Contract Years	14	30%	25%	25%
Contract Years	15	25%	25%	25%
Thereafter		0%	0%	0%

(c)               Notwithstanding Section 4.04(a) and (b) above, in case of a Reduced Term according to Section 14.02 below of this Agreement, the “Exclusive Period” shall be years 1-8, the “Co Exclusive Period” shall be years 9-11, and the commission scheme shall be as follows:

		ECE Commissions	Multi-Use Commissions
			Exclusive	Co-exclusive
Contract Years	1-8	50%	40%	35%
Contract Years	9	45%	35%	30%
Contract Years	10	35%	30%	25%
Contract Years	11	30%	25%	25%
Thereafter		0%	0%	0%

(d)               Commissions shall accrue on a worldwide basis, in the Territory, unless otherwise agreed, upon shipment of the Product. Earned commissions shall be paid on End-User Sales accruing during each calendar month within < * * * > days following the end of each such month. The < * * * > day payment term can be either extended or contracted in < * * * >-day increments as detailed in subparagraph (ii) below. Monthly payments shall be paid on Given’s estimate of sales and verified and reconciled on a calendar quarterly basis. Verification and reconciliation shall occur in the first monthly payment of the subsequent calendar quarter. Payment shall be remitted in a single payment denominated in US dollars unless otherwise agreed upon to an institution defined by EES’ Alliance Manager. EES makes no representation that it will achieve any minimum amount of Net Sales hereunder and has no obligation to generate any minimum amount of Net Sales.

(i)                The Parties recognize the possibility that medical device industry standard practices might change so that average cash collection times could increase. In such event, while EES does not assume any credit risk in this Agreement, the following adjustment mechanism will apply:  < * * * >

_________________________

< * * * > Omitted pursuant to a confidential treatment request. The confidential information has been separately filed with the SEC.

(e)               EES will appropriately incentivize its sales representatives and will allocate at least < * * * > % of their variable target compensation on Product sales.

(f)                For the avoidance of doubt: Given bears the risk of collectability of any claims resulting from sales of Products.

(g)               Notwithstanding the above, no commissions shall accrue to EES for sales of Product in countries within the Territory until EES has undertaken commercial efforts to promote the Product pursuant to Section 2.08 above.

Section 4.05. Ancillary Products. (a) For every Ancillary Product (including all upgrades required to be compatible with the ECE) sold on or after October 1, 2004, EES shall receive a commission of 10 % of the Selling Price. EES shall pass on < * * * > to its sales representatives and its field management. Reporting and payment shall follow the rules agreed upon in Sections 4.03 and 4.04 above for the Products.

(b)               Promptly upon receipt by Given of the FDA Clearance, Given shall make available to EES a list of up to < * * * > “protected leads”. EES shall not be entitled to receive commissions on the sale of Ancilliary Products to any customer contained on this list for six months from the date of receiving said list.

ARTICLE V

PAYMENTS BY EES

Section 5.01. Milestone Payments. Subject to Section 5.05 below, EES shall make to Given the following milestone payments which, unless specified otherwise in this Agreement, shall be non-refundable and shall not exceed a total of fifty (50) million US $. The Parties agree that any of these payments, together with Given’s share of the Selling Price, constitute sufficient consideration for entering into this Agreement in all of its parts.

Section 5.02. FDA Clearance. Upon Given sending to EES the complete copy of the FDA Clearance of the ECE for adults, EES shall pay to Given:

(a) ten (10) million US $, if the FDA Clearance has been obtained by or before December 31, 2004.

(b) nine (9) million US $, if the FDA Clearance has been obtained by or before March 31, 2005.

(c) eight (8) million US $, if the FDA Clearance has been obtained by or before June 30, 2005.

_________________________

< * * * > Omitted pursuant to a confidential treatment request. The confidential information has been separately filed with the SEC.

Section 5.03. < * * * > of < * * * > Additional Given Diagnostic Systems. No earlier than January 1, 2005 and upon Given sending to EES sufficient proof (as per the document a sample of which is attached as Exhibit 5.03.) of the < * * * >, commenced and completed after the FDA Clearance, of at least < * * * > Given Diagnostic Systems (in addition to the < * * * > at the time of FDA Clearance) which (i) are fully compatible with the ECE, and (ii) of which at least < * * * > must have been < * * * > in the United States, EES will pay Given < * * * >$.

Section 5.04. Assignment of < * * * >. No earlier than < * * * >, EES shall have the obligation to pay to Given < * * * > US $. If the < * * * > EES shall decide and notify Given in writing, within 30 days, whether it wants to continue this Agreement and pay the < * * * > US $ or whether it wants to terminate this Agreement in accordance with Section 14.04 (b) below with no further payment obligation.

Section 5.05. Postponement of Milestone Payments. The due date of the milestone payments referenced in Sections 5.02 through 5.04 above shall be postponed as follows: Each Dollar recorded in End-User Sales within the Territory postpones < * * * > % of such amount in all milestone payments (not to exceed < * * * >% of the total milestone due) by < * * * >. It is understood, however, that (i) no milestone can be postponed by more than < * * * >, and that (ii) no milestone can be delayed beyond February 28, 2007.

Section 5.06. Failure to Pay a Milestone. EES’ failure to pay any milestone due under the above Sections 5.02 through 5.05 shall be deemed to be a material breach of this agreement.

ARTICLE VI

PRODUCT QUALITY; COMPLAINT HANDLING

Section 6.01. Quality. Given shall manufacture the Products in compliance with all applicable specifications, all applicable laws, rules and regulations (including without limitation FDA Quality System Regulations), European Device Directives and normative standards, and International Standards Organization (ISO) Rules 13485 et seq. Given shall establish, document and maintain at Given’s facilities a quality system to ensure that the Products conform to the foregoing requirements. Given shall maintain the quality of the Products and attempt, at its sole discretion (and shall consider non-binding requests from EES), to upgrade such quality as necessary to maintain market competitiveness within the framework of such specifications. Given shall notify EES promptly upon discovering any serious compliance issue or any regulatory issue that could impact the quality, safety or performance of the Products or Ancillary Products. Given shall complete all relevant validation of Products and Ancillary Products, processes, methods, facilities and computer systems before the initial release

_________________________

< * * * > Omitted pursuant to a confidential treatment request. The confidential information has been separately filed with the SEC.

of any Product or Ancillary Product. Procedures to control, validate and approve the design of the Products and Ancillary Products with respect to safety, efficacy, performance and reliability shall be the responsibility of Given.

Section 6.02. Notice of Defects and Deviations. Each Party shall immediately notify the other in writing should it become aware, through customer complaint or otherwise, of any defect or condition which may render any Product in violation of FDA and/or any other applicable laws, rules or regulations, or which may in any way deviate from the quality, specifications or warranties for any Product. Given shall investigate fully the root cause of Product-related complaints, as required by applicable law, rules and regulations. Given shall not release any Product that has any such deviation unless such deviation has been fully resolved if, and to the extent required by all applicable laws, rules and regulations.

Section 6.03. Recalls. EES agrees to cooperate with Given to enable Given to satisfy its obligations as the licensed manufacturer of the Products with respect to the recall or corrective action relating to the Products. Given will be responsible for all expenses, and the execution of corrective actions related to any such recall or corrective action.

Section 6.04. Change Notification. Given shall have written procedures for the control of planned and unplanned changes to materials, packaging components, suppliers, equipment, processing steps, products requirements (including software), sampling, test methods, and releasing requirements. Given shall give EES reasonable advance written notice and seek EES’ input to minimize customer dissatisfaction with any material change in any Product specification, manufacturing process or any other change with respect to any Product, whether instituted by Given or by one of its suppliers, that in Given’s reasonable judgment, could affect customers or potential customers solicited by EES hereunder. Given shall not, without the appropriate regulatory clearances, implement any change that would adversely affect Product quality in terms of safety, performance or compliance with specifications. To the extent that any change extends beyond the scope of any then existing Regulatory Approval of the Products or that it will limit the use of any Product by existing customers (e.g., a change in the Product that makes it incompatible with any then existing Ancillary Product), Given will continue to manufacture and provide existing Products at least for 18 months after the introduction of the changed Product; provided that if the changes to a Product solely impact Regulatory Approval, then Given’s obligation to provide the existing Product shall end when Regulatory Approval is obtained for the changed Product; and provided further, that if the change is a result of obsolescence or stoppage of supply of components by a third party, then Given’s obligation with respect to the existing Product shall be to exercise reasonable commercial efforts to provide EES with as much notice as practicable and as long an upgrade period as practicable, up to 18 months.

Section 6.05. Quality Inspections/Audits. (a) EES may designate a third party inspector which is an “Accredited Person” under Section 201 of the U.S. Medical Device User Fee and Modernization Act of 2002 and reasonably agreed to by Given to conduct periodic audits (not to exceed once in any calendar year except for emergencies or for reexamination to validate that corrective action has been taken and successfully completed), upon reasonable notice, of the production, packaging and quality systems of Given, insofar as such systems relate to the Products, as well as records of Given relating to the manufacture, packaging, quality systems and shipment of Products hereunder. At Given’s request, such third party inspector shall execute customary confidentiality agreements with Given, and will agree not to disclose to EES or any other party any information other than the audit report.

Given represents that it qualifies and monitors its suppliers in accordance with applicable laws, rules and regulations, and that, to the extent required by such laws, rules and regulations, it conducts audits of such suppliers. Given agrees to maintain and implement this policy throughout the Term, to conduct an audit of any such suppliers as soon as and to the extent practicable upon reasonable request of EES, and to provide EES with a copy of the report of such audit. To the extent EES is not reasonably satisfied with the scope of the audit or the report, EES may designate an Accredited Person to conduct such audit(s) and Given shall assist such Accredited Person to perform such audit; all subject to Given’s confidentiality obligations to the supplier.

(b)               Such audits shall be conducted during normal business hours at agreed upon times and dates, and under an audit plan and scope to be provided to Given in good time. reasonable time in advance. The scope of the inspection will not exceed what is necessary to protect EES’ rights pursuant to this Agreement. EES shall be responsible for the inspector’s expenses incurred in conducting such audits. Within 30 days of receiving the report of any such audit, Given will respond to all observations contained in such report. Given will use its commercially reasonable efforts to correct, and have its suppliers correct, as soon as reasonably practicable any deficiencies documented by the third party auditor as a result of such audits to the extent (i) Given concurs with such findings or (ii) any such deficiencies constitute noncompliance with this Agreement. Given will promptly inform EES of any visit by a governmental agency, health authority or Notified Body, and provide EES with the results of such inspections if the Product or Ancillary Product is adversely affected.

Section 6.06. Quality Records. All documentation generated in connection with the design, development or manufacture of Products will be maintained by Given for full duration required by applicable law, rules and regulations.

ARTICLE VII

TRAINING; SERVICE AND SUPPORT

Section 7.01. Non-Customer, Internal Training. Initial sales, marketing and technical support training shall be conducted pursuant to the Marketing Plan. Given agrees to also provide additional training on future Ancillary Products upgrades, either in one dedicated session to EES trainers or by allowing EES’ trainers to attend an internal course for Given’s staff, as Given shall determine. Such product training will include, but not be limited to, product features, benefit training and technical support training. Cost allocations shall be according to the Marketing Plan. Given will provide such training in accordance with its standard policies applicable to training of its own equivalent personnel. Given agrees to provide, upon EES’ request, any sales aides, i.e., software programs, CD-Rom’s, etc. to EES for use in EES’ training efforts at Given’s demonstrated incremental cost of “production masters” for reproduction by EES.

Section 7.02. System Installation and In-Service. Given shall be responsible for installation and in-service for all Products and Ancillary Products.

Section 7.03. Customer Technical Service. Given shall provide a customer technical support hotline for customer complaints and inquiries to all customers. EES shall refer to Given all customer inquiries and complaints to the extent that EES in its good faith judgment determines that they relate to the Products and/or to the Ancillary Products. Given will provide EES, on a timely basis, with all technical field bulletins which relate to the Products and/or Ancillary Products. Given shall respond to such customer inquiries and complaints, and to EES’ requests for information, in the same manner and with the same priority as Given is then responding to inquiries, complaints and requests from its own customers. Except as set forth above, Given shall be responsible for all technical service and support for the Products, including, without limitation, handling all returns of Products. Given shall provide such service and support to customers solicited by EES in the same manner, and on the same terms, and with the same priority as Given is then providing such service and support generally to its other customers.

ARTICLE VIII

TRADEMARKS

Section 8.01. Labeling. All Products shall be labeled with Given’s standard labeling, and otherwise as outlined in the Marketing Plan to this Agreement. EES shall not remove, obscure or obliterate any Given patent, trademark or any other proprietary notices incorporated in, marked on or affixed to the Products, and shall include such notices in marketing materials in accordance with Given’s reasonable instructions.

Section 8.02. Marks. Given hereby grants EES, for the Term, a limited, non-exclusive, non-transferable license to use and display trademarks, trade dress, logos and trade names owned by or licensed to Given that Given may adopt from time to time and that Given may, in its discretion, register (collectively, “Trademarks”) only for marketing purposes in publications, articles, advertisements and other promotional materials solely in the Territory in connection with Products. EES will not use the Trademarks or domain names in a manner which dilutes, detracts from or damages the good will thereto. Upon termination of this Agreement, this limited license shall terminate and EES shall promptly cease all use of the Trademarks. Without limiting the above, all use by EES and its Affiliates of the Trademarks or domain name shall inure to the benefit of Given, and EES shall not obtain any rights with respect to the Trademarks or domain names, other than any rights expressly set forth herein. EES acknowledges that all rights in the Trademarks and domain names are and shall remain the sole property of Given. EES further irrevocably assigns and will assign to Given in perpetuity all worldwide right, title and interest, if any, that are owned or obtained by the EES in any of the Trademarks or domain names. Given reserves the right to add to, change, or discontinue the use of Given’s Trademarks or domain names, on a selective or general basis, at any time provided that a prior notice of at least 90 days is given to EES. Upon approval by the appropriate governing body that a Product may bear an approval logo (including but not limited to the “CE” logo), Given shall promptly place such logo upon packaging for that Product.

ARTICLE IX

INDEMNIFICATION

Section 9.01. Indemnification by Given. (a) Given shall defend (including, but not limited to defending against injunctions), EES and its Affiliates and their respective officers, directors, shareholders and employees (the “EES Indemnified Person(s)”) against any and all damages (including third party consequential and any other kind of third party damages), liabilities, claims, costs, charges, judgments and expenses (including interest, penalties and reasonable attorneys’ fees) (collectively “Damages”) incurred, and shall indemnify and hold harmless from any Damages actually paid, by any EES Indemnified Person, that arise out of or result from (i) any allegation that the Products, any Ancillary Products, or any other device, method or procedure subject to the terms of this Agreement when used, sold, offered for sale, practiced, or imported as authorized by Given (and not inconsistent with any of Given’s express, lawful, instructions), violate or infringe any third party’s patent, copyright, trademark, trade dress, service mark, trade names, work of authorship or knowingly misappropriate a third party’s trade secret (each an “IP Violation”); or (ii) Given’s failure to fulfill its obligations under an agreement between a third party and Given to which an EES Indemnified Person is not a party, except to the extent such liability arises out of a separate agreement between an EES Indemnified Person and such third party; or (iii) a claim of personal injury or death based on use of the Products; or (iv) any breach by Given of any of its representations, warranties contained in this Agreement; or (v) any third party claim against an EES Indemnified Person if and to the extent such claim is a result of any breach by Given of its covenants or obligations under this Agreement.

(b)               The indemnification obligations set forth in paragraph (a) shall not apply if and to the extent the Damages arise or result from: (i) acts or omissions performed or made by any EES Indemnified Person in breach of this Agreement; or (ii) the negligence or wilful acts of an EES Indemnified Person or any one acting on its behalf.

Section 9.02. Indemnification by EES. (a) EES shall defend (including, but not limited to defending against injunctions), Given and its Affiliates and their respective officers, directors, shareholders and employees (the “Given Indemnified Person(s)”) against any and all Damages incurred, and shall indemnify and hold harmless from any Damages actually paid, by any Given Indemnified Person that arise out of or result from (i) EES’s failure to fulfill its obligations under an agreement between a third party and EES to which a Given Indemnified Person is not a party, except to the extent such liability arises out of a separate agreement between a Given Indemnified Person and such third party; or (ii) any breach by EES of any of its representations, warranties contained in this Agreement; or (iii) any third party claim against a Given Indemnified Person if and to the extent such claim is a result of any breach by EES of its covenants or obligations under this Agreement; or (iv) sales and marketing activities of EES outside the scope of this Agreement; or (v) a claim of personal injury or death resulting from

EES’ breach of this Agreement; or (vi) EES activities inconsistent with any of Given’s express, lawful, instructions.

(b)               The indemnification obligations set forth in paragraph (a) shall not apply if and to the extent the Damages arise or result from: (i) acts or omissions performed or made by any Given Indemnified Person in breach of this Agreement; or (ii) the negligence or wilful acts of a Given Indemnified Person or any one acting on its behalf.

Section 9.03. Claims and Control Thereof. (a) Control by Indemnified Party. Each indemnified Party agrees to give the indemnifying Party prompt written notice of any matter upon which such indemnified Party intends to base a claim for indemnification (an “Indemnity Claim”) under this Article Nine. The indemnifying Party shall have the right to participate with the indemnified Party which will retain control over defense, settlement or other disposition of such Indemnity Claim.

(b)               Control by Indemnifying Party. With respect to any Indemnity Claim relating solely to the payment of money damages and which could not result in the indemnified party’s becoming subject to injunctive or other equitable relief or otherwise adversely affect the business or Intellectual Property of the indemnified party in any manner, and as to which the indemnifying party shall have acknowledged in writing the obligation to indemnify the indemnified party hereunder, the indemnifying party shall have the sole right to defend, settle or otherwise dispose of such Indemnity Claim, on such terms as the indemnifying party, in its sole discretion, shall deem appropriate, provided that the indemnifying party shall provide reasonable evidence of its ability to pay any damages claimed and with respect to any such settlement shall have obtained the written release of the indemnified party from the Indemnity Claim.

Section 9.04. Consent of the Non-Controlling Party. The Party controlling such Indemnity Claim shall obtain the written consent of the other Party during the proceedings and prior to ceasing to defend, settling or otherwise disposing of any Indemnity Claim if as a result thereof the other Party would become subject to injunctive or other equitable relief or the business or the Intellectual Property of the other party would be materially and adversely affected in any manner.

Section 9.05. Exclusive Remedy. This Article IX as well as Section 14.04 (d) below set forth the exclusive and entire remedy of EES against Given, its Affiliates and their respective officers, directors, shareholders and employees with respect to any action or claim for an alleged infringement of Intellectual Property by the Products or any component thereof.

Section 9.06. Limitation of Liability. Anything in this Agreement to the contrary notwithstanding, under no circumstances will the aggregate indemnification liability of either Party pursuant to this Agreement exceed, in the aggregate, the amount of US $< * * * > million (the “Cap”), except in the event of Damages (i) based on a product liability claim, or (ii) based on IP Violations, or (iii) based on a willful or fraudulent act; in all such three cases there shall be

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no limitation of indemnification liability and any indemnification amount paid thereunder shall not count towards the Cap.

ARTICLE X

INSURANCE

Given shall, at its own expense, obtain and maintain throughout the term of this Agreement product liability insurance providing protection in the amount of at least < * * * >13 Dollars (US $< * * * >) per occurrence and annual aggregate against any claims, suits, losses or damages deriving from any alleged defect in, or otherwise alleged to be caused by, Products which ceased to be under the direct control of Given when the damage occurred. If Given ceases to manufacture and sell the Product then Given shall, at its own expense, also obtain and maintain Discontinued Product Liability Insurance for a period of five years providing protection in the amount of at least < * * * > Dollars (US $< * * * >) per occurrence and annual aggregate against any claims, suits, losses or damages deriving from any alleged defect in, or otherwise alleged to be caused by, Products which ceased to be under the direct control of Given when the damage occurred. Such discontinued product liability insurance shall provide coverage for occurrences taking place from the date of the initial sale of products under this agreement and for occurrences taking place for a period of at least two years thereafter. All such policies shall include coverage at least in the Territory including coverage for USA jurisdiction claims and occurrences. Such policies shall be endorsed to specifically name EES as an additional insured and to provide that the policy cannot be changed, modified or cancelled without at least sixty (60) days’ prior written notice to EES and even if so, only by a policy which does not provide less protection than specified above. Given’s current insurer, Migdal Insurance Co., a subsidiary of Assicurazioni Generali S.P.A (rated AA), is acceptable to EES, and Given will not procure the said insurance from another insurer without EES’ consent unless, such insurer is rated A or better with a financial rating of VII or better in the most recent A. M. Best’s Rating Guide. If any coverage is written on a claims-made basis, the retroactive date, if any, shall precede the commencement date of the initial sale of Product under this Agreement. In addition, during the Term and for as long as the Product is being sold Given shall purchase a five year extended reporting period if the policy or policies are cancelled or not renewed and not replaced by another claims-made policy with the same (or an earlier) retroactive date. Given shall furnish to EES upon request but not earlier than 10 days before initial sell of the Product a Certificate of Insurance evidencing compliance with the provisions of this Article Ten. The existence of such coverage shall in no way limit Given’s liability or obligations hereunder.

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ARTICLE XI

CONFIDENTIALITY

Section 11.01. Confidential Information. (a) From time to time during the term of this Agreement, either Party (the “Disclosing Party”) may disclose to the other Party (the “Receiving Party”) technical, scientific and other data and information relating to the Products or this Agreement, as well as information relating to a Party’s technology, know-how, processes, patent applications, trade secrets, inventions, ideas, formulas or test data relating to any research project, work in process, future development, engineering, manufacturing, regulatory, marketing, servicing, financing or personnel matters, present or future products, sales, suppliers, clients, customers, employees, investors or business, whether in oral, written, graphic or electronic form, that may be of considerable value to the Disclosing Party and is considered by it to be confidential. For the purposes hereof, “Confidential Information” shall hereinafter collectively mean any such information received by the Receiving Party from the Disclosing Party that is (i) disclosed in tangible form and marked as “Confidential,” or, (ii), if disclosed electronically or visually, disclosed and identified as confidential at the time of disclosure and confirmed to be confidential in writing within sixty (60) days of such disclosure, or (iii), if disclosed orally, disclosed and identified as confidential at the time of disclosure. Any patent application or file history, disclosed by a Party to the other Party and unpublished at the time of its disclosure to the other Party shall be regarded “Confidential Information”. The terms of this Agreement shall also be considered “Confidential Information”. The term “Confidential Information” shall not, however, include any information which demonstrably (in writing) (i) is or becomes part of the public domain other than as a result of a breach of this Section by the Receiving Party; or (ii) becomes otherwise available to the Receiving Party from a source which, to the best of the Receiving Party’s knowledge, is not bound by an obligation of confidentiality to the Disclosing Party with respect to such information; (iii) is subject to a court or administrative subpoena or order or to the disclosure requirements under any applicable law, provided, that the affected Party first uses reasonable efforts to preserve the confidentiality, and provides the other party with prior notice of such disclosure requirement, immediately as it becomes aware of it; (iv) published patent or published patent application, however, any non-publicly accessible portion of the file history of any published patent or published patent application shall remain Confidential Information subject to this Article; or (v) is developed by the Receiving Party independently of any disclosure of information hereunder.

(b)               The Receiving Party shall during the term of this Agreement and thereafter: (i) maintain the other Party’s Confidential Information in confidence, with at least the same degree of care as it exercises to maintain its own confidential information but in no event less than a reasonable degree of care, (ii) not disclose such Confidential Information or any portion or copy of it to any third party, and (iii) not use such Confidential Information or any portion or copy of it for any purpose not directly related to and required for the performance of the Receiving Party’s obligations under this Agreement. The Receiving Party’s obligation with respect to such Confidential Information shall continue for four (4) years from the date of first disclosure of such Confidential Information. Notwithstanding the foregoing, the Receiving Party may disclose Confidential Information (i) to those of its and its Affiliates’ officers, employees and consultant who have a need to know such information for the performance of this Agreement and who are bound by terms of confidentiality equivalent to those imposed on the Receiving

Party herein or (ii) with the prior written consent of the other Party. Upon termination of this Agreement for any reason whatsoever, the Receiving Party shall return to the Disclosing Party all Confidential Information, copies and all derivative works thereof, in the possession of the Receiving Party and all notes, memoranda and other work papers prepared by the Receiving Party containing or reflecting any of the Confidential Information; provided that legal counsel for the Receiving Party may retain one copy thereof in their files solely for evidentiary and regulatory purposes.

(c)               Without limiting the above, neither party shall embody any portion of Confidential Information provided by the other party in any patent application filed by or on behalf of that party including, but not limited to, in a blocking patent application. Any patent application filed by a party in violation of this provision shall be the property of the other party. The violating party hereby assigns and transfers to the non-violating party the entire right, title and interest, in and to any such applications and any letters patents granted thereon in any country. For the avoidance of doubt, subject to Article 15 (“Non-Compete”) below and Section 3.02(i) (“Ownership of Inventions”) above, nothing in this Agreement shall prohibit EES from including any portion of any published document (including without limitation published pending patent applications) in any patent application filed by or on behalf of EES, and any such patent application incorporating such published material shall not be the property of Given.

ARTICLE XII

REPRESENTATIONS AND WARRANTIES OF GIVEN

Given represents and warrants to EES that as of the Effective Date or for the duration specifically provided for below in this Art. 12, and except as provided in Schedule 12:

Section 12.01. Manufacture of Product. (a) Given manufactures, and will manufacture during the Term, all Products in compliance with their specifications and all applicable laws, rules and regulations (including without limitation current GMP regulations) and ISO 9000 et seq. series standards.

(b)               Given warrants and will warrant during the Term, to the End-Users and its other customers according to Given standard warranty (as attached in Exhibit 12.01 (b) ) that all Products are of merchantable quality, free from defects in materials, workmanship and design.

Section 12.02. Due Organization. Given is, and will be during the Term, a corporation duly organized and validly existing under the laws of Israel and either Given, or its relevant Affiliate, as applicable, is and will be during the Term duly qualified, licensed and permitted to carry on its business in each country, state or other jurisdiction within the Territory in which it operates.

Section 12.03. Compliance. Licenses. (a) Given respects, and will respect during the Term, all applicable laws, rules and regulations pertaining to its business operations, including but not limited to laws, rules and regulations governing corporate compliance. To the best of Given’s knowledge, neither Given nor any of its directors, officers, employees, agents or representatives, nor any person acting under their direction has ever made, paid or received any bribes, kickbacks or other unlawful payments or illegal contributions forbidden under applicable law, and Given will make all reasonable efforts to maintain this standard during the Term.

(b)               Given and its officers have read and understand the Johnson & Johnson Policy on the Employment of Young Persons attached as Exhibit 12.03 hereto. In the manufacture and supply of all Products hereunder, Given itself shall abide by and will notify and use its best commercial efforts to cause its suppliers and contracting partners involved in the performance of obligations contemplated by this Agreement to abide by above Johnson & Johnson policy during the Term.

(c)               Given has all licenses, permits, approvals, authorizations and consents of all government bodies, certification organizations and other authorities required to perform its obligations under this Agreement, and will keep the above during the Term.

Section 12.04. Binding Obligations. Given has full power, authority and legal right to enter into and perform its obligations hereunder. This Agreement has been duly authorized, executed, and delivered by Given and constitutes the legal, valid and binding obligation of Given enforceable against Given in accordance with its terms, subject as to enforcement of remedies to applicable bankruptcy, insolvency, and reorganization laws and to moratorium and similar laws from time to time in effect.

Section 12.05. No Conflict. The execution, delivery and performance of this Agreement and compliance with its terms by Given will not result in a breach of any of the terms or conditions of, or result in the imposition of any lien, charge or encumbrance upon any properties of Given pursuant to, or constitute a default under, any indenture, agreement or other instrument to which Given may be a party or by which Given or its property may be bound.

Section 12.06. Non-Competition Obligations of Given’s Key Employees. Given has in place and will maintain for the term of their employment with Given or any of Given’s Affiliates (and beyond employment as far as permissible under applicable law) confidentiality and non-competition undertakings with those of its employees whose knowledge and/or responsibility within the Given organization could reasonably be expected to enable them to compete in the Field (the “Key Employees”).

Section 12.07. Given is the sole and exclusive owner or licensee (excluding any government rights as specified in detail in Schedule 12) of the Patents and Patent Applications set forth in Exhibit 12.07.

Section 12.08. No third party has a valid claim to the right, title or interest in or to the Patents and Patent Applications set forth in Exhibit 12.07 which would materially and adversely effect EES’ rights under this Agreement.

Section 12.09. To the best of Given’s knowledge, each issued patent listed in Exhibit 12.07 is valid, in force, and enforceable in all countries in which the patent is granted or issued. None of the issued patents under the Patent Rights in Exhibit 12.07 are abandoned, lapsed, or terminated.

Section 12.10. Given has no knowledge of any issued patent having one or more claims that would be infringed by making, using, importing, selling, or offering for sale the ECE, and/or any Ancillary Product.

Section 12.11. Exhibit 12.07 provides a true and complete list of all the Patent Rights owned by Given (solely or jointly) or licensed by Given and necessary or useful in making, using, importing, selling, or offering for sale the ECE.

Section 12.12. Given has not made any challenges or claims with regard to the M2A, ECE and Ancillary Products or Intellectual Property related thereto against or to any third party.

Section 12.13. Given has not received notice or copy of any challenge or claim made by any third party with regard to any swallowable capsule, the M2A product, the ECE or the Ancillary Products; including without limitation any lawsuits brought with respect thereto.

Section 12.14. None of the Patent Rights listed in Exhibit 12.07 is the subject of any interference, reexamination, reissue, or opposition in any patent office in the world.

Section 12.15. There are no agreements to which Given is a party which materially and adversely affect Given’s right, title, and/or interest in the Patent Rights listed in Exhibit 12.07, or any Intellectual Property related to the ECE and the Ancillary Products.

Section 12.16. There are no court orders, which would prevent Given from manufacturing or selling the ECE, and/or any Ancillary Product.

Section 12.17. Given has not received any opinion of counsel which has a material adverse effect on EES’ rights under this Agreement.

Section 12.18. Given represents and warrants that each of its single-source suppliers of key proprietary components (i.e., the CMOS imager and the ASIC transmitter) has an obligation, under its respective agreement with Given, to < * * * > in the Capsule Endoscopy market and that Given will impose equivalent obligations to any such < * * * > which Given may retain during the Term (or renewal of < * * * >).

ARTICLE XIII

REPRESENTATIONS AND WARRANTIES OF EES

EES represents and warrants to Given that as of the Effective Date or for the duration specifically provided for below in this Art. 13:

.Due Organization. EES is, and will be during the Term, a corporation duly organized and validly existing under the laws of the State of Ohio and is duly qualified, licensed

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and permitted to carry on its business in each country, state or other jurisdiction within the Territory.

Section 13.02. Compliance. Licenses. (a) EES respects, and will respect during the Term, all applicable laws, rules and regulations pertaining to its business operations, including but not limited to laws, rules and regulations governing corporate compliance. To the best of EES’ knowledge neither EES nor any of its directors, officers, employees, agents or representatives, nor any person acting under their direction has ever made, paid or received any bribes, kickbacks or other unlawful payments or illegal contributions forbidden under applicable law, and EES will make all reasonable efforts to maintain this standard during the Term.

(b)               Except for Regulatory Approvals the obtaining of which are Given’s responsibility, EES has all licenses, permits, approvals, authorizations and consents of all government bodies, certification organizations and other authorities required to perform its obligations under this Agreement, and will keep the above during the Term.

Section 13.03. Binding Obligations. EES has full power, authority and legal right to enter into and perform its obligations hereunder. This Agreement has been duly authorized, executed, and delivered by EES and constitutes the legal, valid and binding obligation of EES enforceable against EES in accordance with its terms, subject as to enforcement of remedies to applicable bankruptcy, insolvency, and reorganization laws and to moratorium and similar laws from time to time in effect.

Section 13.04. No Conflict. The execution, delivery and performance of this Agreement and compliance with its terms by EES will not result in a breach of any of the terms or conditions of, or result in the imposition of any lien, charge or encumbrance upon any properties of EES pursuant to, or constitute a default under, any indenture, agreement or other instrument to which EES may be a party or by which EES or any of its property may be bound.

Section 13.05. Non Compete. Neither EES nor, to the best of EES’ knowledge, does any of its Affiliates currently develop, manufacture, sell, distribute, market or promote any ingestible, wireless (i.e., non-tethered), optical (including all spectrums of light) imaging device for use in the alimentary canal in the Territory. Neither EES nor, to the best of EES’ knowledge, does any of its Affiliates currently own any interest in any entity which is engaged in any of the above activities.

Section 13.06. Ownership of Intellectual Property. EES and any and all of its Affiliates acknowledge and agree that Given is the sole owner of Given’s Technology.

ARTICLE XIV

TERM AND TERMINATION

Section 14.01. Regular Term. The Term of this Agreement shall commence on the Effective Date Unless otherwise provided for in this Agreement the Term shall be fifteen

(15) Contract Years, with the Exclusive Period lasting eleven (11) and the Co-Exclusive Period lasting four (4) Contract Years.

Section 14.02. Reduced Term. Given has the right to reduce the Term to eleven (11) Contract Years, with the Exclusive Period lasting eight (8) and the Co-Exclusive Period lasting three (3) Contract Years (the “Reduced Term”), if End-User Sales in the full calendar year following the fifth Contract Year do not reach < * * * > million US $. In order to exercise this right Given must give written notice to EES no later than March 31 of the following year.

Section 14.03. Termination by Given. (a) Subject to EES’ right to cure as provided in Section 14.03 (b) below, Given has the right to terminate this Agreement if the following cumulative criteria are met: (i) Cumulative End-User Sales from first commercial sale through the end of the third calendar year following the obtention of the CMS reimbursement code (including the year during which it was obtained) do not reach < * * * > US $; and (ii) End-User Sales in the third calendar year following the obtention of the CMS reimbursement code (including the year during which it was obtained) do not reach < * * * > US $. In order to exercise this right Given must give written notice to EES no later than March 31 of the following year. This termination right is contingent upon Given repaying to EES the amount of < * * * > US Dollars within two months of giving notice. The termination shall become effective promptly upon EES’ receipt of the repayment.

(b)               EES has the right to cure and thus override Given’s termination right if (i) the Cumulative End-User Sales or the End-User Sales are within < * * * >% of the thresholds specified in Section 14.03 (a) above; and (ii) EES has demonstrably performed all elements of the Marketing Plan. EES can exercise such right by ‘taking or paying’ the shortfall of End-User Sales: EES can therefore either (i) ‘take’ (i.e., purchase from Given) at current list price the number of ECE units by which the sales have fallen short of the thresholds specified in Section 14.03 (a) above (it being understood that EES may not resell such purchased Products); or (ii) pay < * * * >% of the shortfall of End-User Sales to Given within 60 days of receiving notice from Given. By way of example: If EES has missed the End User Sales by < * * * > million US Dollars, then EES could purchase < * * * > million US Dollars worth of ECE at list price from Given, provided such units are not for resale; or EES could pay Given US $ < * * * > (= < * * * >% of the shortfall).

(c)               As of the beginning of Contract Year < * * * >, Given shall have the right to terminate EES’ exclusivity and continue EES’ appointment on a co-exclusive basis for the remainder of the Exclusive Period (and without impairing the Non-Exclusive Period and the Term of this Agreement) under the following conditions, by providing EES a 60-day prior written notice:

 (i)                If EES introduces to the market a new product (by any means of internal development or a third party transaction) and if Given can show evidence (i) that such new product performs substantially the same clinical functions as the Product, and (ii) that EES has shifted its primary focus and efforts to such new product (e.g., product

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positioning, advertising, sales focus, etc.) unless EES has corrected said shift in focus during the above-mentioned 60-day notice period, or if the sales of such new product exceed the sales of the Product in any given year;

(ii)               If Given elects to exercise its rights under paragraph (a) above then EES’ commissions shall be reduced to 35% during the remainder of the original Exclusive Period, provided that Given employs resources against the Product proportionate to such adjusted commission. During the Co-Exclusive Period EES’ commission shall be reduced by additional 5% annually (but not below 25%) and its commitment to < * * * > FTEs and related marketing efforts shall be proportionally reduced relative to the reduction of the commission.

(d)               Given shall have the right to terminate this Agreement if End-User sales in Contract Year < * * * > or any subsequent Contract Year fall below $ < * * * > million. To exercise such termination right Given shall notify EES in writing no later than 60 days after the end of such Contract Year where End-User sales fell below $ < * * * >..

Section 14.04. Termination by EES. (a) If Given doesn’t obtain FDA Clearance by June 30, 2005 it shall notify EES thereof immediately. Upon EES’ receipt of such notification EES shall have the right to terminate this Agreement by giving written notice to Given and with no further financial obligation attaching to EES. In the event that the FDA Clearance is obtained after July 1, 2005, then from July 1, 2005 and until 10 days after FDA Clearance is received and transmitted to EES with all relevant communication, EES may terminate this Agreement.

(b)               If, in EES’ sole and discretionary judgment, the CMS Reimbursement is not acceptable, EES shall have the right, within 60 days of the establishment of the CMS reimbursement, to terminate this Agreement by giving written notice to Given. In such case EES shall forfeit and shall not be entitled to a refund of any of its payments made to Given, but no further financial obligation shall attach to EES (for the avoidance of doubt: if EES terminates under this clause, the final milestone payment of $ < * * * > is not payable to Given).

(c)               From the beginning of Contract Year 5, EES shall have the right to terminate this Agreement, by providing Given with a sixty day prior written notice and subject to the payment of a termination fee to Given in the amount of $ < * * * > within such sixty day notice period. In case of a termination under this clause EES’ Trailing Non-Competes as specified in Section 15.01 a (ii) below shall be (i) < * * * >

(d)               (i) If as a result of the manufacture, use, offer for sale or sale of the Product or an Ancillary Product in the Territory, (1) Given or EES is sued for patent infringement, or (2) threatened in writing with such a lawsuit or other actions by a third party, or (3) if either Party identifies potentially material Intellectual Property violations and notifies the other Party thereof (each of (1) to (3) a “Third Party IP Challenge”), Given and EES shall meet to analyze the third party claim or action and avoidance of same. If, in the Parties’ reasonable

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assessment, it is necessary to obtain a license from such third party, Given shall make every commercially reasonable effort to obtain such license on commercial terms reasonable to Given and to minimize the license fees and/or royalty payable to such third party. Notwithstanding the foregoing, Given shall have the final say in any negotiation of a license or settlement, so long as any settlement does not, in EES’ reasonable judgment, diminish the rights or interests of EES and does not obligate EES to make any payment or take any action without its prior written consent. If Given is obligated to pay a license fee, royalty or both, then Given shall, without any reimbursement obligation from EES, pay all such fees and royalties (as well as all expenses, if any) associated with obtaining and maintaining the license.

(ii)               If in spite of the above efforts, a license cannot be obtained by Given, then Given shall have the right to (a) replace the affected Product or Ancillary Product with a non-infringing equivalent, or (b) modify the affected Product or Ancillary Product to make them non-infringing.

(iii)              If Given is unable, after commercially reasonable efforts, to enter into a license with such third party and is unable to replace or modify the affected Product or Ancillary Product by a product of equivalent function and value in the market, and does not supply the Product otherwise in accordance with this Agreement, EES may either terminate this Agreement by giving 30 days prior written notice to Given or give Given notice of its decision to continue this Agreement pursuant to clause (iv) below. For the avoidance of doubt: Given’s obligations to indemnify EES in full for Damages resulting from IP Violations as set forth under Sections 9.01. (a) and 9.06. above shall continue until such termination takes effect. In case EES chooses not to terminate this Agreement sub-paragraph (iv) below shall apply.

In case of EES’ termination of this Agreement under this Section 14.04 (d) (iii) Given shall promptly pay EES the aggregated amount of milestone payments (as specified in Article V of this Agreement) divided by the total number of Contract Years according to the applicable Term, multiplied by the number of Contract Years remaining in the Term. (By way of example, if termination occurs in Contract Year 10 and the applicable Term is 15 years, Given shall pay EES $ < * * * > / 15 X < * * * > = $< * * * > US $). For the avoidance of doubt, the termination and compensation provision spelled out in Section 16.02 (k) (i) below does not apply in this case of termination according to this Section 14.04 (d) (iii).

(iv)              In case EES, in spite of the above Third Party IP Challenge, chooses not to terminate but to continue the Agreement it shall, upon Given’s request, promptly communicate such decision to Given in writing. From Given’s receipt of such communication onward Given’s obligations to indemnify EES for Damages resulting from such Third Party IP Challenge shall be capped at $< * * * > to the extent such Damages are attributable to the time period after the communication of EES’ decision to Given. Any Damages due or paid for the time period before EES’ decision shall not be applied towards the Cap. If the amount of the claim for Damages from such Third Party IP Challenge incurred following receipt of EES’ communication to Given is reasonably expected to exceed $< * * * > in Damages, Given shall relinquish its right to control, if

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applicable, the defence of such Third Party IP Challenge pertaining to the Damages incurred following receipt of EES’ communication to Given, and EES shall have the sole right to defend, settle or otherwise dispose of such Third Party IP Challenge, in consultation with Given.

(v)               As long as Given undertakes the above efforts in good faith its behaviour shall not be considered as acting in bad faith or as an unwillingness to supply or re-establish supply, all within the meaning of Section 16.02 k (ii).

(vi)              Unless otherwise specified in this Section 14.04 (d), the provisions of Section 16.02 below shall apply.

Section 14.05. Termination for Cause; Termination for Insolvency. (a) Either Party may terminate this Agreement immediately upon written notice to the other (i) in the event of a material breach of this Agreement by such other Party that remains uncured for a period of ninety (90) days following such other Party’s receipt of a written notice from the non-breaching Party of its intent to terminate stating the grounds therefor or (ii) in the event such other Party makes an assignment for the benefit of creditors, or (iii) in the event bankruptcy or insolvency proceedings are instituted against such other Party or on its behalf.

Section 14.06. No Compensation. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY AND EXCEPT IN THE EVENT OF A WILLFUL OR FRAUDULENT BREACH, NEITHER PARTY SHALL, BY REASON OF THE EXPIRATION OR TERMINATION OF THIS AGREEMENT, BE LIABLE TO THE OTHER FOR COMPENSATION, INDEMNIFICATION, REIMBURSEMENT OR DAMAGES ON ACCOUNT OF ANY LOSS OF PROSPECTIVE PROFITS OR ANTICIPATED SALES OR ON ACCOUNT OF EXPENDITURES, INVESTMENTS, LEASES OR COMMITMENTS MADE IN CONNECTION WITH THIS AGREEMENT OR THE ANTICIPATION OF EXTENDED PERFORMANCE HEREUNDER. Termination of this agreement for any reason shall not affect the rights and obligations of the parties through the effective date of such termination, including without limitation the continuing indemnification provisions related to products sold pursuant hereto prior to termination.

Section 14.07. Survival. Unless otherwise provided for in this Agreement and taking into account specific post-contractual obligations specified herein the provisions of Article I (Definitions), Sections 3.02 (Ownership of Inventions and Prosecution and Maintenance of Patent Rights), Section 3.03 (Infringement by Third Parties), Section 3.05 (Given Intellectual Property Remain Intact), Article IX (Indemnification), Article X (Insurance), Article XI (Confidentiality), Section 13.06 (Ownership of IP), Section 14.07 (Survival), Section 15.01 (a) (ii), and (d) and Sections 16.03 (Notices), 16.07 and 16.08 (Dispute Resolution) as well as 16.10 (Governing Law), shall survive the Term of this Agreement.

ARTICLE XV

NON-COMPETITION UNDERTAKINGS AND OTHER COVENANTS

Section 15.01. Covenant not to compete by EES. (a) EES covenants to Given that with respect to EES and any employee, contractor, consultant, or agent (i) who is employed or engaged by EES or one of its Affiliates, and (ii) whom EES specifically involves for the fulfillment of EES’ obligations under this Agreement or to whom EES discloses any Given Confidential Information, as evidenced by a written communication by EES’ Alliance Manager to Given, or (iii) to whom Given discloses, upon EES’ Alliance Manager’s prior written consent, Given Confidential Information (EES and any such Person each an “Involved Person” it is expressly agreed and understood that EES’ and EES’ Affiliates’ senior management, i.e., Vice President level and up, do not qualify as “Involved Persons” merely due to the fact that they have been and may become exposed to management presentations which contain Given Confidential Information) that:

(i)                Scope. Subject to paragraph (e) below no Involved Person will develop, fund the development of, market, sell, distribute, promote, make, manufacture or supply any Capsule Endoscope, or acquire an interest (except up to a 5% interest in any publicly traded company) in any entity which does any of the foregoing, except and to the extent provided for in this Agreement;

(ii)               Duration. With respect to Capsule Endoscopy the obligation of EES pursuant to Section (i) above shall last throughout the Term and for a period of < * * * > thereafter < * * * >. With respect to esophageal Capsule Endoscopy the obligation of EES pursuant to Section (i) above shall last throughout the Term and for a period of < * * * > thereafter < * * * > (any obligation of EES pursuant to Section (i) above which extends beyond the Term a “Trailing Non-Compete”); and

(iii)              Enforcement. If any Involved Person whose knowledge and/or responsibility could reasonably be expected to enable it to compete with Capsule Endoscopy, leaves the Johnson & Johnson group of companies during the duration of the non-competition covenant set forth in sub-paragraph (ii) above, EES shall use reasonable commercial efforts to enforce the confidentiality and non-compete obligations which are enforceable against such Involved Person pursuant to its employment agreement or engagement terms and who EES has determined, in good faith and in consultation with Given, has breached such obligation in a manner which is detrimental to the Parties’ interests under this Agreement.

(b)               EES covenants to Given that EES will promptly communicate in writing to Given the name of any employee who is employed by one of EES’ Affiliates and whom EES involves for the fulfillment of its obligations under this Agreement.

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(c)               EES further covenants to Given that no employee who is employed by one of EES’ Affiliates (without being an Involved Person) will market, promote, sell or distribute any Capsule Endoscope in the Territory during the Term.

(d)               EES further covenants to Given that EES and its Affiliates will not take any actions to circumvent the above provisions of this Section 15.01 (e.g., but without limitation by creating another corporate entity, partnership or division to circumvent the above provisions or by way of involving an unaffiliated third party into the scope of this Agreement to circumvent the above provisions).

(e)               Nothing contained in this Section 15.01 shall prohibit EES or any of its Affiliates from acquiring, owning, managing, operating, and/or controlling a company having not more than < * * * > % of its sales in the Territory attributable to Competing Products, so long as EES (i) promptly notifies Given of any such acquisition; and (ii) causes the divestiture or shutdown (subject to applicable competition law), as soon as reasonably possible but no later than 18 months after such acquisition, of such portion, division or asset of the acquired company to which are attributable the sales of the Competing Products.

(f)                Any violation of EES’ covenants specified in paragraphs (a) through (e) above shall be considered a material breach of this Agreement.

Section 15.02. Covenant not to compete by Given. Given hereby covenants to EES to use reasonable commercial efforts to enforce the confidentiality and non-compete undertakings against those Key Employees who Given has determined in good faith and in consultation with EES have breached such non-compete obligation in a manner which is detrimental to the Parties interests under this Agreement.

Section 15.03. Non solicitation. Each of the Parties hereby covenants to the other that it shall neither employ, otherwise contract with, nor solicit the employment or engagement of any of the other Party’s employees, during the shorter of (i) the term of his or her engagement with the other Party plus six (6) months, or (ii) the Term.

ARTICLE XVI

OTHER PROVISIONS

Section 16.01. Successors and Assigns. (a) The provisions of this Agreement will be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns.

(b)               No Party may assign, delegate or otherwise transfer or license any of its rights or obligations under this Agreement without the prior written consent of the other Party; a transfer of all rights and obligations by operation of law in connection with a merger or as part of

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the sale of all or substantially all assets of a Party shall be permissible as long as such Party makes the assumption of all obligations under this Agreement by the transferee a condition precedent for the successful completion of such transaction.

(c)               Either Party may assign to any of its Affiliates all of its rights and obligations, in which event all of the rights and powers of the assigning Party, and remedies available to it hereunder will extend to and be enforceable by such Affiliate. Any such assignment, delegation or other transfer will not relieve the assigning Party of its obligations hereunder.

(d)               In case Given enters into a transaction by which any asset (including but not limited to any patent) which is relevant for EES’ rights under this Agreement (the “Underlying Asset”) is transferred to a third party, Given shall ensure, by making it a condition precedent to the completion of such transaction that the transferee assumes all of Given’s covenants and obligations under this Agreement. Given’s breach of its obligations provided for in this paragraph (d) shall constitute a material breach of this Agreement by Given.

(e)               Given shall notify EES in good time of any transaction which may impact EES’ rights under this Agreement.

Section 16.02. Failure to Supply. (a) Given covenants to EES that it will use best commercial efforts to ensure, at all times, supply of Products and Ancillary Products that is adequate given the applicable Forecast. Given further covenants to EES to give the supply of Products and Ancillary Products at all times at least the importance and priority given to any other Given product line/business venture. Given shall establish and maintain a supply risk mitigation plan (the “Supply Risk Plan”), the initial version of which is attached as Exhibit 16.02 (a). The Supply Risk Plan will be updated annually as part of the First Annual Marketing Plan Meeting to occur each year.

(b)               If Given does not ship within the Forecast, as defined in Section 4.01 (a) of this Agreement: (i) any Valid Orders of Product for a consecutive 30 day period; or (ii) at least 50% of Valid Orders of Product for a consecutive 60 day period; or (iii) at least 75% of Valid Orders of Product for a consecutive 90 day period, this shall be deemed a failure to supply (the “Failure to Supply”). Given shall notify EES promptly of any circumstances of which it becomes aware and which could reasonably be expected to result in a Failure to Supply. In case of a Force Majeure (as contemplated by Section 16.06 of this Agreement) Given shall be able to rely < * * * > times during the Term of this Agreement for (i) up to < * * * >; or (ii) for up to < * * * > on a Force Majeure excuse in order to avert a Failure to Supply.

(c)               Within 15 days of Given notifying EES of circumstances of which it becomes aware and which could reasonably be expected to result in a Failure to Supply, Given shall provide EES with a detailed written recovery plan aimed at promptly remedying the Failure to Supply. Such plan shall include all material steps and timing associated with the recovery, as well as any other options that were considered to cure the Failure to Supply in a similar or accelerated manner as the one actually chosen in the recovery plan. Given shall, at EES’ express

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request, meet to discuss or provide written response to EES’ questions or suggestions regarding such recovery plan.

(d)               If, in EES’ reasonable judgment, the recovery plan provides evidence that the Failure to Supply can and most likely will be cured within 90 days, Given shall implement it promptly. If, in EES’ reasonable judgment, the recovery plan doesn’t provide such evidence, then EES can request and Given shall promptly seek and receive proposals within no more than 30 days for alternative supply from up to three other potential sources, as specified by EES with Given’s consent, such consent not to be unreasonably withheld, for each major component and activity affecting the Failure to Supply. Given shall share the detailed information resulting from such requests for proposals with EES.

(e)               If, in EES’ reasonable judgment, it is established that a mechanism to cure the Failure to Supply is technically feasible, Given shall use diligent efforts to re-establish supply, with the help of such mechanism, in the fastest and the most reliable manner as possible (on balance, reliability and speed shall take precedence over financial considerations).

(f)                If, although the re-establishment of supply is technically feasible, Given is unable or does not take the steps contemplated in paragraph (e) above, Given shall, upon EES’ express written request, promptly grant EES a license to all Given Technology (including but not limited to Given Patent Rights, Given Know-How, regulatory approvals, etc.) necessary for EES to re-establish supply of the Product and, if necessary, the Ancillary Products (as of the Effective Date both Parties contemplate in particular Pemstar (Pemstar Inc., A Minnesota Corporation, Rochester, Minnesota) to manufacture the Product. Additionally, Given shall in good time obtain and provide all necessary approvals, documents, processes and systems for EES to be able and organize such third-party manufacturing and supply (e.g., Ministry of Health Approval, customer lists and order taking systems, etc.), all at no additional cost to EES. All third parties retained by EES to re-establish supply shall execute customary confidentiality agreements with respect to Given Technology and shall be supplying the ECE and any components exclusively to EES (or to Given, provided Given resumes production).

(g)               If EES organizes third-party manufacturing and/or supply under this Section 16.02, and until such time that Given takes on complete responsibility for supply again, the commercial and payment terms and conditions specified in this Agreement shall change as follows:

(i)                EES’ obligation to allocate at least < * * * > FTEs according to Section 2.06 of this Agreement shall cease during the Failure to Supply.

(ii)               If the Product doesn’t face competition in the market the point in time contemplated by any of EES’ performance hurdles in Sections 4.04 and 14.02 of this Agreement (“the Hurdles”) shall be postponed by twice the respective Failure to Supply period; if it faces competition in the market, the Hurdles shall be postponed until the later of (1) one calendar year, or (2) twice the respective Failure to Supply period.

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(iii)              EES’ obligation to pay for unfulfilled Forecasts according to Section 4.01(d) of this Agreement shall cease during the Failure to Supply and three months after Given resumes complete responsibility for supply according to paragraph (i) below.

(iv)              If the Failure to Supply occurs during the Exclusive Period such Exclusive Period, shall be extended by twice the respective Failure to Supply period. Otherwise the Term of the Agreement shall be extended by twice the respective Failure to Supply period.

(v)               EES’ obligations specified in Article V of this Agreement shall be delayed until the Failure to Supply period ends as described in paragraph (h) below.

(vi)              EES shall pay Given a royalty of < * * * >% on Product sales until such time that Given takes on complete responsibility for supply again.

(vii)             Given shall have the right to perform the rest of the services contemplated by this Agreement (aside from manufacturing and including, by way of example, shipment, etc.) as far not affected by the Failure to Supply, subject to EES’ consent, such consent not to be unreasonably withheld. In the case of EES’ withholding such consent, such withholding shall be promptly explained in writing by EES to Given and Given shall have the right to cure. In such case, the Parties shall negotiate in good faith a fair and adequate compensation for such services performed by Given.

(viii)            Given shall have no grounds to terminate EES’ exclusivity or this Agreement, both as contemplated by Section 14.03 above.

(h)               A Failure to Supply period shall end once supply is completely re-established, with 100% of Valid Orders being filled for a thirty (30) day consecutive period, be it (i) through Given taking on complete responsibility for supply, or (ii) through EES using a third party to assume the responsibility for supply.

(i)                Given shall be entitled to resume complete responsibility for supply as contemplated by this Agreement upon Given (i) building a 90 day safety stock of Product; and (ii) showing reasonable proof that it will be able to maintain and sustain adequate supply of Product at a level of 150% of the EES Forecast for at least twelve months forward. Upon Given resuming complete responsibility for supply, the changes in commercial and payment terms and conditions outlined in paragraph (g) above, subparagraphs (i) (iii) (subject to the 3 month “trail” provided therein), (v), (vi), (vii) and (viii), above, shall end and the other provisions of this Agreement shall continue in full force and effect.

(j)                Once a Failure to Supply period ends, Given shall reimburse EES for its documented costs and expenses (including labor and capital) reasonably associated with establishing third party supply, plus interest (U.S. Prime Interest Rate), as follows:

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(i)                Once Given resumes complete responsibility for supply, the commission on the Selling Price will be increased by 10% to EES until such time as EES’ net costs and expenses, as detailed in Schedule 16.02(j)i, in the third-party manufacturing and/or supply for Products is recovered (the “Repayment Period”).

In no case shall the Repayment Period exceed three years (counting from Given’s resuming the responsibility for supply). If the modified commission scheme described in subparagraph (i) above is insufficient to reimburse EES within three years, any remaining non-reimbursed costs and expenses will become due and payable to EES within 30 days of the end of the Repayment Period.

Given shall have the right to use any assets (tangible and intangible) acquired by EES during the Failure to Supply period and legal title in such assets shall transfer to Given upon complete reimbursement by Given as contemplated under this paragraph (j).

(k)               If a Failure to Supply period lasts more than 12 consecutive months or if a Failure to Supply occurs more than twice during the Term of this Agreement EES shall have the right to terminate this Agreement by giving Given one month prior written notice. In case of such termination, Given shall pay to EES within 120 days of receiving such termination notice the following compensation:

(i)                The higher of (1) The aggregated amount of milestone payments (as specified in Article V of this Agreement) divided by the total number of Contract Years according to the applicable Term, multiplied by the number of Contract Years remaining in the Term. (By way of example, if termination occurs in Contract Year 10 and the applicable Term is 15 years, Given shall pay EES $< * * * > / 15 X < * * * > = $< * * * > US $); or (2) if Failure to Supply occurred in Contract Year 1 - 5, 2 times End-User sales for the last full Contract Year; if Failure to Supply occurred in Contract Year 6 - 10, 1 time End-User sales for the last full Contract Year; if Failure to Supply occurred in Contract Year 10 - 15, 0.5 times EES’ End-User Sales for the last full Contract Year.

(ii)               If in the judgment of a reasonable businessman a Failure to Supply is resulting from bad faith or Given’s unwillingness to supply or re-establish supply, the compensation due according to subparagraph (i) above shall quadruple and EES shall have the right to claim all damages, including lost profits.

(l)                Subject to paragraph (e) above, each party will use reasonable commercial efforts in order to mitigate, to the extent possible, expenses, fees and capital outlays during the failure to supply period in order to reduce possible damages and reimbursement imposed or levied on the other party.

(m)              EES’ remedies contemplated by Section 16.02 of this Agreement shall be EES’ sole and exclusive remedies in a Failure to Supply situation. Article 9 and Section 16.09 shall not apply to this Section 16.02.

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Section 16.03. Notices. Any notice to be given under this Agreement must be in writing and delivered either in person, by any method of mail (postage prepaid) requiring return receipt, or by overnight courier or facsimile confirmed thereafter by any of the foregoing, to the Party to be notified at its address(es) given below, or at any address such Party has previously designated by prior written notice to the other. Notice shall be deemed sufficiently given for all purposes upon the earlier of: (a) the date of actual receipt; (b) if mailed, three calendar days after the date of postmark; or (c) if delivered by overnight courier, the next business day the overnight courier regularly makes deliveries. In the case of EES, such communications shall be addressed to:

Ethicon Endo-Surgery, Inc. 4545 Creek Road Cincinnati, OH 45242-2839 Attention: Vice President, Business Development Fax No.: (513) 337-8489

with a copy (which will not constitute notice) to:

Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, New Jersey 08933 Attention: Office of General Counsel Fax: (732) 524-2788

In the case of Given, such communications shall be addressed to:

Given Imaging Ltd. 13 Ha-Yetzira St. New Industrial Park Yoqneam, 20692, Israel Attention: Corporate Vice President, Business Development Fax: +972-4-9592466

With a copy (which will not constitute notice) to:

Zellermayer, Pelossof & Co. The Rubinstein House 20 Lincoln Street Tel Aviv, 67134 Israel Attention: Michael Zellermayer, Esq. And Mimi Zemah, Esq. Fax: 972-3-6255500

Section 16.04. No Waiver. The failure of either Party to enforce at any time for any period any provision hereof shall not be construed to be a waiver of such provision or of the right of such Party thereafter to enforce that or any other provision hereof.

Section 16.05. Publicity. Except to the extent required by applicable laws or governmental regulations or as may be required by a Party to perform its obligations hereunder, neither Party shall originate any publicity, news release, or other public announcement (collectively “Publicity”), whether written or oral, whether to the public, press or otherwise, relating to the Agreement, or to performance hereunder or the existence of an arrangement between the Parties without the written consent of the other Party. EES hereby agrees to Given’s public use of the press release in the form of Exhibit 16.04, which shall have been approved by EES prior to signing.

Section 16.06. Severability. If any provision of this Agreement should be or become fully or partly invalid or unenforceable for any reason whatsoever or violate any applicable law, this Agreement is to be considered divisible as to such provision and such provision is to be considered deleted from this Agreement, and the remainder of this Agreement shall be deemed valid and binding as if such provision were not included. A suitable provision which, as far as legally possible, comes nearest to what the Parties desired according to the sense and purpose of this Agreement had this point been considered when concluding this Agreement shall be substituted for any such provision deemed to be deleted.

Section 16.07. Force Majeure. Subject to the specific provisions contained in Section 16.02 of this Agreement: Neither EES nor Given shall be liable for failure due to force majeure to perform its duties under this Agreement. As used herein, force majeure means acts of God; acts, regulations or laws of any government; war, civil commotion; strike, lock-out or labor disturbance; destruction of production facilities or materials by fire, earthquake or storm; failure of public utilities or common carriers; and any other causes beyond the reasonable control of that Party. The nonperforming Party shall give prompt written notice to the other of its inability to perform and the cause thereof, and if such nonperformance shall continue for more than 90 days, the other Party may terminate this Agreement upon written notice.

Section 16.08. Insolvency Protection. In the event bankruptcy or insolvency proceedings are instituted against Given or on its behalf under applicable law, EES’ obligations under Sections 11 and 15.01 (including any Trailing Non-Competes) of this Agreement shall end with immediate effect.

Section 16.09. Dispute Resolution, Arbitration. (a) Any dispute, claim or controversy arising from or related in any way to this Agreement or the interpretation, application, breach, termination or validity thereof, including any claim of inducement of this Agreement by fraud or otherwise, will be submitted for resolution to arbitration pursuant to the rules then pertaining of the CPR Institute for Dispute Resolution for Non-Administered Arbitration (available at www.cpradr.org/arb-rules.htm), or successor (“CPR”), except where those rules conflict with the provisions of this Agreement, in which case the provisions of this Agreement control. The place of arbitration will be New York City, NY.

(b)               The panel shall consist of three arbitrators chosen from the CPR Panels of Distinguished Neutrals (or, by agreement, from another provider of arbitrators) each of whom is a lawyer with at least 15 years experience with a law firm or corporate law department of over 25 lawyers or who was a judge of a court of general jurisdiction. In the event the aggregate damages sought by the claimant are stated to be less than $5 million, and the aggregate damages sought by the counterclaimant are stated to be less than $5 million, then a single arbitrator shall be chosen, having the same qualifications and experience specified above. Each arbitrator shall be neutral, independent, disinterested and impartial and shall abide by The CPR-Georgetown Commission Proposed Model Rule for the Lawyer as Neutral available at www.cpradr.org/cpr-george.html.

(c)               The parties agree to cooperate (i) to attempt to select the arbitrator(s) by agreement within 45 days of initiation of the arbitration, including jointly interviewing the final candidates, (ii) to meet with the arbitrator(s) within 45 days of selection and (iii) to agree at that meeting or before upon procedures for discovery and as to the conduct of the hearing which will result in the hearing being concluded within no more than nine (9) months after selection of the arbitrator(s) and in the award being rendered within 60 days of the conclusion of the hearings, or of any post-hearing briefing, which briefing will be completed by both sides within 45 days after the conclusion of the hearings. The failure to adhere to these time limits shall not be a basis for challenging the award.

(d)               In the event the parties cannot agree upon selection of the arbitrator(s), the CPR will select arbitrator(s) as follows: CPR shall provide the parties with a list of no less than 25 proposed arbitrators (15 if a single arbitrator is to be selected) having the credentials referenced above. Within 25 days of receiving such list, the parties shall rank at least 65% of the proposed arbitrators on the initial CPR list, after exercising cause challenges. The parties may then interview the five candidates (three if a single arbitrator is to be selected) with the highest combined rankings for no more than one hour each and, following the interviews, may exercise one peremptory challenge each. The panel will consist of the remaining three candidates (or one, if one arbitrator is to be selected) with the highest combined rankings. In the event these procedures fail to result in selection of the required number of arbitrators, CPR shall select the appropriate number of arbitrators from among the members of the various CPR Panels of Distinguished Neutrals, allowing each side challenges for cause and three peremptory challenges each.

(e)               In the event the parties cannot agree upon procedures for discovery and conduct of the hearing meeting the schedule set forth in Section 16.09(c) above, then the arbitrator(s) shall set dates for the hearing, any post-hearing briefing, and the issuance of the award in accord with the schedule set forth in Section 16.09(c) above. The arbitrator(s) shall provide for discovery according to those time limits, giving recognition to the understanding of the parties that they contemplate reasonable discovery, including document demands and depositions, but that such discovery be limited so that the schedule set forth in Section 16.09(c) above may be met without difficulty. In no event will the arbitrator(s), absent agreement of the parties, allow more than a total of ten days for the hearing or permit either side to obtain more than a total of 40 hours of deposition testimony from all witnesses, including both fact and expert witnesses, or serve more than 20 individual requests for documents, including subparts, or 20 individual requests for admission or interrogatories, including subparts. Multiple hearing days will be scheduled consecutively to the greatest extent possible.

(f)                The arbitrator(s) must render their award by application of the substantive law of New York State and are not free to apply “amiable compositeur” or “natural justice.” The arbitrator(s) shall render a written opinion setting forth findings of fact and conclusions of law with the reasons therefor stated. A transcript of the evidence adduced at the hearing shall be made and shall, upon request, be made available to either party. The arbitrator(s) shall have power to exclude evidence on grounds of hearsay, prejudice beyond its probative value, redundancy, or irrelevance and no award shall be overturned by reason of such ruling on evidence. To the extent possible, the arbitration hearings and award will be maintained in confidence. In the event Given timely notifies EES that it does not intend to assume the defense of a Third-Party Claim because it is not subject to indemnification pursuant to this Agreement and the arbitrator(s) determine such Third-Party Claim is subject to indemnification hereunder, the arbitrator(s) may award the Indemnified Party a portion or all of the Indemnified Party’s reasonable attorney’s fees for the defense of such Third-Party Claim as part of the Losses of the Indemnified Party’s Indemnitees.

(g)               In the event the panel’s award exceeds $5 million in monetary damages or includes or consists of equitable relief, or rejects a claim in excess of that amount or for that relief, then the losing party may obtain review of the arbitrators’ award or decision by a single appellate arbitrator (the “Appeal Arbitrator”) selected from the CPR Panels of Distinguished Neutrals by agreement or, failing agreement within seven working days, pursuant to the selection procedures specified in Section 16.09(d) above. If CPR cannot provide such services, the parties will together select another provider of arbitration services that can. No Appeal Arbitrator shall be selected unless he or she can commit to rendering a decision within forty-five (45) days following oral argument as provided in this Section 16.09. In the event that no Party notifies the CPR in writing, within sixty (60) days of the rendering of an award, of its intention to initiate the review process set out in this Section 16.09(g), then the award referenced in Section 16.09(f) above shall be final and binding.

(h)               The Appeal Arbitrator will make the same review of the arbitration panel’s ruling and its bases that the U.S. Court of Appeals of the Circuit where the arbitration hearings are held would make of findings of fact and conclusions of law rendered by a district court after a bench trial and then modify, vacate or affirm the arbitration panel’s award or decision accordingly, or remand to the panel for further proceedings. The Appeal Arbitrator will consider only the arbitration panel’s findings of fact and conclusions of law, pertinent portions of the hearing transcript and evidentiary record as submitted by the parties, opening and reply briefs of the party pursuing the review, and the answering brief of the opposing party, plus a total of no more than four (4) hours of oral argument evenly divided between the parties. The party seeking review must submit its opening brief and any reply brief within seventy-five (75) and one hundred thirty (130) days, respectively, following the date of the award under review, whereas the opposing party must submit its responsive brief within one hundred ten (110) days of that date. Oral argument shall take place within five (5) months after the date of the award under review, and the Appeal Arbitrator shall render a decision within forty-five (45) days following oral argument. The failure to adhere to these limits shall not be a basis for challenging the award. That decision will be final and not subject to further review, except pursuant to the Federal Arbitration Act.

(i)                The parties consent to the jurisdiction of the Federal District Court for the district in which the arbitration is held for the enforcement of these provisions and the entry of judgment on any award rendered hereunder (including after review by the Appeal Arbitrator where such an appeal is pursued). Should such court for any reason lack jurisdiction, any court with jurisdiction shall act in the same fashion.

(j)                Each party has the right before or, if the arbitrator(s) cannot hear the matter within an acceptable period, during the arbitration to seek and obtain from the appropriate court provisional remedies such as attachment, preliminary injunction, replevin, etc. to avoid irreparable harm, maintain the status quo, or preserve the subject matter of the arbitration.

(k)               EACH PARTY HERETO WAIVES ITS RIGHT TO TRIAL OF ANY ISSUE BY JURY. EACH PARTY WAIVES ANY CLAIM FOR ATTORNEYS’ FEES AND COSTS AND PREJUDGMENT INTEREST EXCEPT AS PERMITTED UNDER ARTICLE IX (INDEMNIFICATION) AND SECTION 16.09.(f) ABOVE AND ANY CLAIM FOR CONSEQUENTIAL, PUNITIVE, EXEMPLARY AND/OR MULTIPLIED DAMAGES (EXCEPT AS PERMITTED UNDER ARTICLE 16.02 – ‘QUADRUPLE DAMAGES’ AS WELL AS LOST PROFITS IN CASE OF WILLFUL FAILURE TO SUPPLY).

Section 16.10. Dispute Resolution, Mediation.

(a)               Any dispute, controversy or claim arising out of or related to this Agreement, or the interpretation, application, breach, termination or validity thereof, including any claim of inducement by fraud or otherwise, which claim would, but for this provision, be submitted to arbitration shall, before submission to arbitration, first be mediated through non-binding mediation in accordance with The CPR Mediation Procedure then in effect of the CPR Institute for Dispute Resolution (CPR) available at www.cpradr.org/m_proced.htm, except where that procedure conflicts with these provisions, in which case these provisions control. The mediation shall be conducted in New York City, NY and shall be attended by a senior executive with authority to resolve the dispute from each of the operating companies that are parties.

(b)               The mediator shall be neutral, independent, disinterested and shall be selected from a professional mediation firm such as ADR Associates or JAMS/ENDISPUTE or CPR.

(c)               The parties shall promptly confer in an effort to select a mediator by agreement. In the absence of such an agreement within 10 days of initiation of the mediation, the mediator shall be selected by CPR as follows: CPR shall provide the parties with a list of at least 15 names from the CPR Panels of Distinguished Neutrals. Each party shall exercise challenges for cause, two peremptory challenges, and rank the remaining candidates within 5 working days of receiving the CPR list. The parties may together interview the three top-ranked candidates for no more than one hour each and, after the interviews, may each exercise one peremptory challenge. The mediator shall be the remaining candidate with the highest aggregate ranking.

(d)               The mediator shall confer with the parties to design procedures to conclude the mediation within no more than 45 days after initiation. Under no circumstances may the commencement of arbitration under Section 16.09 above be delayed more than 45 days by the mediation process specified herein absent contrary agreement of the parties.

(e)               Each party agrees not to use the period or pendency of the mediation to disadvantage the other party procedurally or otherwise. No statements made by either side during the mediation may be used by the other or referred to during any subsequent proceedings.

(f)                Each party has the right to pursue provisional relief from any court, such as attachment, preliminary injunction, replevin, etc., to avoid irreparable harm, maintain the status quo, or preserve the subject matter of the arbitration, even though mediation has not been commenced or completed.

Section 16.11. Limitation of Liability. NEITHER PARTY WILL BE LIABLE TO THE OTHER PARTY (NOR TO ANY PERSON CLAIMING RIGHTS DERIVED FROM THE OTHER PARTY’S RIGHTS) FOR INCIDENTAL, CONSEQUENTIAL, SPECIAL, PUNITIVE, OR EXEMPLARY DAMAGES OF ANY KIND, INCLUDING LOST PROFITS, LOSS OF BUSINESS, OR OTHER ECONOMIC DAMAGE, EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED FOR IN THIS AGREEMENT.

Section 16.12. Governing Law. All matters affecting the interpretation, validity and performance under this Agreement shall be governed by the internal laws of the State of New York, without regard for its conflict of laws principles.

Section 16.13. Remedies Cumulative. Except as otherwise expressly provided in this Agreement, all rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity, will be cumulative and not alternative.

Section 16.14. Headings. The Article and Section headings included in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

Section 16.15. Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all Parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument.

Section 16.16. Independent Contractors. Neither Party has any ownership interest in the other, and the relationship between the Parties, as established by this Agreement, is solely that of independent contractors. This Agreement does not create any partnership, joint venture or similar business relationship between the Parties. Neither Party can assume or create any obligation, representation, warranty or guarantee, express or implied, on behalf of the other Party for any purpose whatsoever.

Section 16.17. Valid Consideration. Given acknowledges that EES’ financial and other obligations provided under this Agreement, if complied with in their entirety, together with the possibility that EES’ promotion of the Products will increase Given’s sales of the Products, constitute complete and adequate consideration for Given entering into this Agreement and that no duty, whether express or implied, including any minimum efforts obligation, is or shall be imposed upon EES to commercially exploit its rights under this Agreement, except as specifically set forth herein.

Section 16.18. Entire Agreement. The Parties intend to provide certainty as to their future rights and remedies against each other by defining the extent of their undertakings. The Parties have in this Agreement incorporated all representations, warranties, covenants, commitments and understandings on which they have relied in entering into this Agreement. Except as expressly provided, neither Party makes any covenant or other commitment to the other concerning its future action. Accordingly this Agreement, together with all of its attachments, exhibits or other appendices, all of which form an integral part of this Agreement, (i) constitutes the entire agreement and understanding between the Parties and no promises, representations, conditions, provisions or terms other than those set forth in this Agreement exist and (ii) supersedes all previous understandings, agreements and representations between the Parties, written or oral, with respect to its subject matter. This Agreement may not be changed, modified or amended except by a written document signed by both Parties.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement by their respective officers thereunto duly authorized as of the date first above written.

ETHICON ENDO-SURGERY, Inc.

By __/s/ Robert Salerno___________

Name: Robert Salerno

Title:	President

GIVEN IMAGING LTD.

By __/s/ Gavriel Meron____	/s/ Doron Birger
Name: Gavriel Meron	Doron Birger Chairman of
Title: President & CEO	the Board of Directors